AGREEMENT AND PLAN OF MERGER

dated as of May 4, 2010

by and among

SENORX, INC.,

C. R. BARD, INC.

and

RAPTOR ACQUISITION CORP.

Page

ARTICLE 1	THE MERGER	2
1.01	The Merger	2
1.02	Effective Time	2
1.03	Effects of the Merger	2
1.04	Certificate of Incorporation and Bylaws of the Surviving Corporation	3
1.05	Directors and Officers	3
1.06	Closing	3

ARTICLE 2	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB	3
2.01	Effect on Shares of Capital Stock	3
2.02	Equity Awards	5
2.03	Payment for Common Shares in the Merger	8

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	10
3.01	Organization and Qualification	11
3.02	Charter Documents and Bylaws	12
3.03	Capitalization	12
3.04	Authority Relative to this Agreement	13
3.05	Company Subsidiaries	13
3.06	No Violation; Required Filings and Consents	13
3.07	SEC Reports; Financial Statements; Internal Controls	15
3.08	Compliance with Applicable Laws	17
3.09	Absence of Certain Changes or Events	17
3.10	Litigation	17
3.11	Information in Proxy Statement and Other Disclosure Documents	18
3.12	Benefit Plans	18
3.13	Taxes	21
3.14	Intellectual Property	22
3.15	Licenses and Permits	25
3.16	Material Contracts	25
3.17	Environmental Laws	28
3.18	State Takeover Statutes	29
3.19	Opinion of Financial Advisor	29
3.20	Brokers	29
3.21	Related Party Transactions	29
3.22	Properties and Assets	29
3.23	Labor Matters	30
3.24	Regulatory Matters	31
3.25	Insurance	34
3.26	Foreign Corrupt Practices	34
3.27	Export Controls	34
3.28	Sales Tracings	35

i

(continued)
Page

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT	35
4.01	Organization and Qualification	35
4.02	Charter Documents and Bylaws	35
4.03	Authority Relative to this Agreement	36
4.04	No Violation; Required Filings and Consents	36
4.05	Financial Capability	37
4.06	Brokers	37
4.07	Litigation	37
4.08	Information in Proxy Statement	37
4.09	Ownership of Common Shares	38

ARTICLE 5	COVENANTS	38
5.01	Interim Operations.	38
5.02	Stockholders Meeting; Preparation of Proxy Statement	42
5.03	Filings and Consents	44
5.04	Access to Information	45
5.05	Public Announcements	46
5.06	Indemnification; Directors’ and Officers’ Insurance	46
5.07	Further Assurances; Commercially Reasonable Efforts	49
5.08	Third Party Standstill Agreements	49
5.09	No Solicitation	49
5.10	Termination of Registration	52
5.11	Employment Matters	53
5.12	Merger Sub	54
5.13	Stockholder Litigation	54
5.14	Section 16 Matters	54
5.15	State Takeover Statutes	54
5.16	Notification of Certain Matters	55
5.17	Retention Agreements	55
5.18	Corrective Action Plan	56

ARTICLE 6	CONDITIONS TO CONSUMMATION OF THE MERGER	56
6.01	Conditions to the Obligations of Each Party	56
6.02	Conditions to Obligations of Merger Sub and Parent	56
6.03	Conditions to Obligation of the Company	57

(continued)
Page

ARTICLE 7	TERMINATION	58
7.01	Termination by Mutual Consent	58
7.02	Termination by Parent or the Company	58
7.03	Termination by Parent	59
7.04	Termination by the Company	60
7.05	Effect of Termination	60

ARTICLE 8	MISCELLANEOUS	60
8.01	Payment of Fees and Expenses	60
8.02	No Survival	63
8.03	Modification or Amendment	63
8.04	Entire Agreement; Assignment	63
8.05	Severability	64
8.06	Notices	64
8.07	Governing Law	65
8.08	Interpretation	65
8.09	Counterparts	66
8.10	Certain Definitions	66
8.11	Specific Performance	67
8.12	Extension; Waiver	68
8.13	Third Party Beneficiaries	68
8.14	Submission to Jurisdiction	68

(continued)

Page
EXHIBIT A – VOTING AND SUPPORT AGREEMENT

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 4, 2010, is entered into by and among SENORX, INC., a Delaware corporation (the “Company”), C. R. BARD, INC., a New Jersey corporation (“Parent”) and RAPTOR ACQUISITION CORP., a Delaware corporation indirectly wholly-owned by Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement (the “Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the Transactions, (iii) subject to the terms and conditions set forth herein, resolved to recommend approval and adoption of this Agreement by the stockholders of the Company and (iv) received a written opinion of the Financial Advisor (as defined in Section 3.19) as set forth in Section 3.19 herein;

WHEREAS, the board of directors of each of Parent and Merger Sub has unanimously (i) declared the advisability of this Agreement and (ii) approved this Agreement and the Transactions;

WHEREAS, a wholly-owned subsidiary of Parent has adopted this Agreement in its capacity as the sole stockholder of Merger Sub;

WHEREAS, the Company Board and the board of directors of Merger Sub have approved the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement and the Delaware General Corporation Law (the “DGCL”), whereby (i) each issued and outstanding share of the common stock, par value $0.001 per share of the Company (other than Common Shares to be canceled pursuant to Section 2.01(b) and Dissenting Shares (as defined in Section 2.01(d))) (the “Common Shares”), shall be converted into the right to receive the Merger Consideration (as defined in Section 2.01(a)), (ii) each Option (as defined in Section 2.02(a)(i)) shall be converted into the right to receive the Option Consideration (as defined in Section 2.02(a)(ii)), (iii) each share of Restricted Stock (as defined in Section 2.02(b)) shall be converted into the right to receive the Restricted Stock Consideration (as defined in Section 2.02(b)); (iv) each Restricted Stock Unit (as defined in Section 2.02(c)) shall be converted into the right to receive the RSU Consideration (as defined in Section 2.02(c)) and (v) each Warrant (as defined in Section 2.02(d)(i)) shall be converted into the right to receive the Warrant Consideration (as defined in Section 2.02(d)(ii));

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain officers and stockholders of the Company listed on Schedule I hereto and their respective affiliates are entering into a voting and support agreement with Parent substantially in the form of Exhibit A attached hereto (the “Support Agreement”); and

WHEREAS, the Company, Merger Sub, and Parent desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

1.01        The Merger.  At the Effective Time (as defined in Section 1.02), subject to the terms and conditions of this Agreement and in accordance with the relevant provisions of the DGCL, Merger Sub shall be merged with and into the Company (the “Merger”).  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the Laws (as defined in Section 3.06) of the State of Delaware.

1.02        Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL.  The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

1.03        Effects of the Merger.  The Merger shall have the effects set forth herein, in the Certificate of Merger and in the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company and Merger Sub.

1.04        Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)           Subject to the requirements of Section 5.06, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub, except that the name of the Surviving Corporation shall not be amended and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(b)           Subject to the requirements of Section 5.06, at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in its entirety to read as the bylaws of Merger Sub, except that the name of the Surviving Corporation shall not be amended and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

1.05        Directors and Officers.  The directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable Law and the Surviving Corporation’s certificate of incorporation and bylaws.

1.06        Closing.  Subject to the conditions contained in this Agreement and unless this Agreement shall have been terminated in accordance with Article VII, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York at 10:00 a.m., on the Business Day that is most promptly practicable following the date of the satisfaction (or waiver if permissible) of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), but in no event later than the second (2nd) Business Day following such date or (b) at such other place and time and/or on such other date as the Company and Parent may agree in writing.  The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB

2.01        Effect on Shares of Capital Stock.

(a)           Common Shares of the Company.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company, Parent or Merger Sub, each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares, and (ii) Common Shares to be canceled pursuant to Section 2.01(b)) shall be automatically canceled and extinguished and converted into the right to receive $11.00 per share in cash (the “Merger Consideration”), payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of Taxes (as defined in Section 3.13(g)), in the manner provided in Section 2.03.  All such Common Shares, when so converted, shall no longer be outstanding and each holder of such Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.  Prior to the Effective Time, the Company shall take all actions, if any that are necessary to give effect to the transactions contemplated by this Section 2.01(a).

(b)           Cancellation of Certain Common Shares.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company, Parent or Merger Sub, each Common Share that is owned by the Company as treasury stock or otherwise owned by Merger Sub or Parent shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)           Capital Stock of Merger Sub.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of Merger Sub common stock, the Company, Parent or Merger Sub, each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non assessable share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Shares”), with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.  Each certificate that, immediately prior to the Effective Time, represented issued and outstanding Merger Sub Common Shares shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of the Surviving Corporation capital stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the Surviving Corporation Common Shares into which the Merger Sub Common Shares formerly represented thereby shall have been converted pursuant to the terms hereof.

(d)           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger (a “Dissenting Stockholder”) and who has properly demanded appraisal for such Common Shares in accordance with the DGCL (each, a “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration at the Effective Time in accordance with Section 2.01(a) hereof, but shall represent and become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the Laws of the State of Delaware, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL.  If a Dissenting Stockholder fails to perfect appraisal rights in accordance with the DGCL, or if such holder withdraws or otherwise loses such holder’s right to appraisal, such former Dissenting Shares held by such holder shall be treated as if they had been converted as of the Effective Time into the right to receive, upon surrender as provided above, the Merger Consideration, without any interest or dividends thereon, in accordance with Section 2.01(a).  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Common Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company, and Parent shall have the right to participate in and, after the Effective Time, to direct, all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent or as required under the DGCL, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.02        Equity Awards.

(a)           Options.

(i)           For purposes of this Agreement, the term “Option” means any option to purchase or acquire Common Shares (other than the Warrants), including any option granted under the Company’s 1998 Stock Option Plan and 2006 Equity Incentive Plan (as amended and restated February 26, 2009) (collectively, the “Stock Plans”).

(ii)           As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Option that is outstanding and unexercised immediately prior to the Effective Time shall, to the extent then unvested, become fully vested and exercisable and shall be canceled, in each case, in accordance with and pursuant to the terms of the Stock Plans and related award agreements under which such Options were granted.  In consideration of such cancellation, each holder of an Option that has a per-share exercise price less than the Merger Consideration, if any, will be entitled to receive in settlement of such Option as promptly as practicable following the Effective Time, a cash payment from the Surviving Corporation, subject to any required withholding of Taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such Option and (ii) the Merger Consideration less the applicable exercise price per Common Share of such Option (the “Option Consideration”).  Any Option with a per-share exercise price that equals or exceeds the Merger Consideration shall be canceled and no payment shall be made in respect thereof.

(b)           Restricted Stock.  As of the Effective Time, each then-outstanding share of restricted stock (“Restricted Stock”), including any Restricted Stock previously issued by the Company pursuant to the terms of any of the Stock Plans and/or any applicable restricted stock award or restricted stock purchase agreement, shall be converted into the right to receive from the Surviving Corporation, as promptly as practicable following the Effective Time, an amount in cash equal to the Merger Consideration (the “Restricted Stock Consideration”), less any applicable withholding Taxes, and when so converted will be automatically canceled and will cease to exist.

(c)           Restricted Stock Units.  As of the Effective Time, each then-outstanding restricted stock unit (each, a “Restricted Stock Unit”), including any Restricted Stock Unit previously issued by the Company pursuant to the terms of any of the Stock Plans and/or any applicable restricted stock unit award, shall be converted into the right to receive from the Surviving Corporation, as promptly as practicable following the Effective Time, an amount in cash equal to the Merger Consideration that the holder would have been entitled to receive had such Restricted Stock Unit vested in full and settled immediately prior to the Effective Time (the “RSU Consideration”), less any applicable withholding Taxes, and when so converted will be automatically canceled and will cease to exist.

(d)           Warrants.

(i)           For purposes of this Agreement, the term “Warrant” means any warrant to purchase or acquire Common Shares issued pursuant to the: (A) Venture Lending & Leasing IV, Inc. warrant agreement, dated December 27, 2004, (B) Steve M. Parker warrant agreement, dated December 14, 2004 and (C) Lloyd Malchow warrant agreement approved by the Company Board on October 6, 2004 (each, a “Warrant Agreement”).

(ii)           As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Warrant that is outstanding and unexercised immediately prior to the Effective Time shall, to the extent then unvested, become fully vested and exercisable and shall be canceled, in each case, in accordance with and pursuant to the terms of any Warrant Agreement and related award agreements under which such Warrants were granted.  In consideration of such cancellation, each holder of a Warrant that has a per-share exercise price less than the Merger Consideration, if any, will be entitled to receive in settlement of such Warrant, as promptly as practicable following the Effective Time, a cash payment from the Surviving Corporation, subject to any required withholding of Taxes, equal to the product of (i) the total number of Common Shares otherwise issuable upon exercise of such Warrant and (ii) the Merger Consideration less the applicable exercise price per Common Share of such Warrant (the “Warrant Consideration”).  Any Warrant with a per-share exercise price that equals or exceeds the Merger Consideration shall be canceled and no payment shall be made in respect thereof.

(e)           Employee Stock Purchase Plan.

(i)           The Company has taken all actions necessary and sufficient, including, in accordance with Section 20(a) and Section 4 of the SenoRx, Inc. Employee Stock Purchase Plan (the “Company ESPP”), to provide that no new Offering Period (as defined in the Company ESPP) under the Company ESPP will commence on and after May 15, 2010 (the date upon which the Offering Period underway as of the date of this Agreement will end pursuant to the terms and conditions of the Company ESPP), unless this Agreement is terminated pursuant to Article 7.

(ii)           Each Common Share purchased under the Company ESPP and outstanding prior to the Effective Time will be treated as a Common Share in accordance with Section 2.01.

(iii)           No offering period under the Company ESPP shall commence on or after the date of this Agreement.  The Company shall take all actions necessary and sufficient in accordance with applicable Law and the Company ESPP (including delivering all required notices and passing necessary resolutions of the Company Board and any applicable committee thereof) to effect the foregoing, so that the Company ESPP shall terminate immediately prior to the Effective Time.  All amounts withheld by the Company on behalf of the participants in the Company ESPP that have not been used to purchase Common Shares prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the Company ESPP.

(f)           Payment.  Promptly following the Effective Time, but in no event more than one (1) Business Day following the Effective Time, Parent shall deposit, or Parent shall otherwise take all steps necessary to cause to be deposited, by wire transfer of immediately available funds, with the Surviving Corporation, cash in an aggregate amount equal to (A) the aggregate Option Consideration payable to all holders of Options pursuant to Section 2.02(a)(ii) (the “Option Fund”), (B) the aggregate Restricted Stock Consideration payable to all holders of Restricted Stock pursuant to Section 2.02(b) (the “Restricted Stock Fund”), (C) the aggregate RSU Consideration payable to all holders of Restricted Stock Units pursuant to Section 2.02(c) (the “RSU Fund”) and (D) the aggregate Warrant Consideration payable to all holders of Warrants pursuant to Section 2.02(d)(ii) (the “Warrant Fund”).  The Option Fund, the Restricted Stock Fund, the RSU Fund and the Warrant Fund shall not be used for any other purpose except as provided in this Agreement.

(g)           Company Action.  Prior to the Effective Time, the Company shall take all actions necessary and sufficient in accordance with applicable Law, the Company ESPP, the Stock Plans and, as applicable, the terms of each Option award agreement, Warrant Agreement, Restricted Stock award or purchase agreement and Restricted Stock Unit award agreement (including delivering all required notices and passing necessary resolutions of the Company Board and any applicable committee thereof), in each case, to give effect to the transactions contemplated by this Agreement (including this Section 2.02).  Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not, at the Effective Time, be bound by any options, stock appreciation rights, restricted stock rights, restricted stock units, phantom equity awards, warrants or other rights or agreements which would entitle any Person, other than Parent and its subsidiaries, to own any equity interest in the Surviving Corporation or to receive any payment in respect thereof.  The Company shall take all actions necessary and sufficient to terminate the Company ESPP and all of its Stock Plans, such termination to be effective at the Effective Time.

2.03        Payment for Common Shares in the Merger.

(a)           Prior to the Effective Time, Merger Sub shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) to facilitate the receipt by the Company’s stockholders of the Merger Consideration.  Promptly following the Effective Time, but in no event more than one (1) Business Day following the Effective Time, Parent shall deposit, or Parent shall otherwise take all steps necessary to cause to be deposited, by wire transfer of immediately available funds, in trust with the Agent for the benefit of the holders of Common Shares, cash in an aggregate amount equal to the product of (i) the number of Common Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration in accordance with Section 2.01(a) and (ii) the Merger Consideration (the “Payment Fund”).  The Agent shall, pursuant to instructions provided by Parent, make the payments provided for in Section 2.01 of this Agreement out of the Payment Fund (it being understood that any and all interest earned on funds made available to the Agent pursuant to this Agreement shall be turned over to the Surviving Corporation).  The Payment Fund shall not be used for any other purpose except as provided in this Agreement.

(b)           As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each Person who was, as of immediately prior to the Effective Time, a holder of record of Common Shares (i) a letter of transmittal (which shall be in customary form) which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the Common Shares (the “Certificates”) or uncertificated Common Shares represented by book entry (“Uncertificated Shares”) shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Agent and (ii) instructions for use in surrendering such Certificates or transfer of the Uncertificated Shares and receiving the Merger Consideration in respect thereof.

(c)           Upon (i) surrender of a Certificate for cancellation to the Agent, together with such letter of transmittal validly executed and duly completed in accordance with the instructions thereto or (ii) compliance with the reasonable procedures established by the Agent for delivery of Uncertificated Shares, the holder of such Certificate or Uncertificated Share shall be entitled to receive, in exchange therefor, in the case of Common Shares (other than Dissenting Shares or Common Shares to be canceled pursuant to Section 2.01(b)), cash in an amount equal to the product of (i) the number of Common Shares formerly represented by such Certificate or Uncertificated Shares, as applicable, and (ii) the Merger Consideration, which amount shall be paid by the Agent by check in accordance with the instructions provided by such holder.  No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any Certificate or transfer of any Uncertificated Share.  In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Common Shares may be made to a Person (other than the Person in whose name the Certificate surrendered or the Uncertificated Shares so transferred is registered) if such Certificate shall be properly endorsed or otherwise in proper form for transfer or such Uncertificated Shares shall be properly transferred. The Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or such Person shall establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.  Until surrendered or transferred, as the case may be, in accordance with the provisions of this Section 2.03, each Certificate or Uncertificated Share (other than those representing Dissenting Shares or Common Shares to be canceled pursuant to Section 2.01(b)) shall represent, for all purposes, only the right to receive cash in an amount equal to the product of (i) the number of Common Shares formerly represented by such Certificate or Uncertificated Shares, as applicable and (ii) the Merger Consideration, without any interest or dividends thereon.

(d)           The consideration issued upon the surrender of Certificates or transfer of Uncertificated Shares in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such Common Shares formerly represented thereby.  After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 2.

(e)           Any portion of the Payment Fund (including any amounts that may be payable to the former stockholders of the Company in accordance with the terms of this Agreement) that remains unclaimed by the former stockholders of the Company upon the nine (9) month anniversary of the Closing Date shall be returned to the Surviving Corporation upon demand and any former stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look, subject to Section 2.03(f), to the Surviving Corporation only as general unsecured creditors thereof for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable in respect of each Common Share held by such stockholder.  Following the Closing, the Agent shall retain the right to invest and reinvest the Payment Fund, on behalf of the Surviving Corporation, in securities listed or guaranteed by the United States government or as otherwise directed by the Surviving Corporation, and the Surviving Corporation shall receive the interest earned thereon.  Nothing contained in this Agreement and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of any holder of Common Shares to receive the Merger Consideration as provided in this Agreement.

(f)           None of Parent, Merger Sub, the Company or the Agent shall be liable to a holder of Certificates, Uncertificated Shares or any other Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificates shall not have been surrendered or any Uncertificated Shares shall not have been transferred by the sixth (6th) anniversary of the Closing Date (or immediately prior to such earlier date on which any Merger Consideration, dividends (whether in cash, stock or property) or other distributions with respect to Common Shares in respect of such Certificate or Uncertificated Share would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.06(b)), any such shares, cash, dividends or distributions in respect of such Certificate or Uncertificated Share shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all Claims (as defined in Section 3.10) or interests of any Person previously entitled thereto.

(g)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation) of that fact by the Person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed and, if required by the Agent, the posting by such Person of a bond in such amount as the Agent may direct as indemnity against any Claim that may be made against it with respect to such Certificate, the Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect of the Common Shares formerly represented by such Certificate as contemplated by this Article 2.

(h)           Each of the Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Common Shares, Options, Restricted Stock, Restricted Stock Units or Warrants pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or non-U.S. Law.  To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by the Agent, the Surviving Corporation or Parent, such amounts shall be treated for all purposes of this Agreement as having been paid to such former holder of Common Shares, Options, Restricted Stock, Restricted Stock Units or Warrants, provided that the withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Schedule (the “Company Disclosure Schedule”) delivered to Parent on the date of this Agreement or (ii) as set forth in the SEC Reports filed by the Company with the SEC between December 31, 2008 and the date of this Agreement (other than any “risk factor” disclosure or any other forward looking statements set forth therein), the Company represents and warrants to each of Parent and Merger Sub as follows:

3.01         Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as currently being conducted.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent applicable), in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing (to the extent applicable) would not have a Company Material Adverse Effect.  As used in this Agreement, the term “Company Material Adverse Effect” means any fact, circumstance, effect, event, change or occurrence that, individually or in the aggregate with all other facts, circumstances, effects, events, changes or occurrences (i) has, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company, or (ii) would prevent or have a material adverse effect on the ability of the Company to consummate the Merger in accordance with the terms of this Agreement, other than with respect to the foregoing clauses (i) and (ii), resulting from or arising out of any Excluded Matter.  As used in this Agreement, “Excluded Matter” means any one or more of the following: (A) any fact, circumstance, effect, event, change or occurrence relating to local, regional, national or foreign political, economic or financial conditions or resulting from or arising out of developments or conditions in credit, currency, capital, securities or other financial markets, including caused by acts of terrorism or war (whether or not declared) or any material worsening of such conditions existing as of the date of this Agreement; (B) any fact, circumstance, effect, event, change or occurrence generally affecting the industries in which the Company operates; (C) any fact, circumstance, effect, event, change or occurrence resulting from any hurricane, earthquake or other natural disasters, weather conditions or other force majeure events; (D) any change, in and of itself, in the share price or trading volume of the Common Shares, provided that this clause (D) shall not preclude any fact, circumstance, effect, event, change or occurrence that may have contributed to or caused such changes from being taken into account in determining whether a Company Material Adverse Effect has occurred, unless such fact, circumstance, effect, event, change or occurrence is itself not to be considered in the determination of whether a Company Material Adverse Effect has occurred as described in any other clause in this definition of “Excluded Matter”; (E) any fact, circumstance, effect, event, change or occurrence resulting from a change after the date of this Agreement in accounting rules or procedures announced with respect to United States generally accepted accounting principles (“GAAP”) or other accounting standards (or the interpretation thereof), in each case, as applicable to the financial statements of the Company, or a change after the date of this Agreement in Laws (or the interpretation thereof); (F) any failure, in and of itself, to meet any internal budgets, plans, projections or forecasts of the Company’s revenue, earnings or other financial performance or results of operations, or any published financial forecasts or analyst estimates of the Company’s revenue, earnings or other financial performance or results of operations or any change in analyst recommendations, for any period, provided that this clause (F) shall not preclude any fact, circumstance, effect, event, change or occurrence that may have contributed to or caused such failures from being taken into account in determining whether a Company Material Adverse Effect has occurred, unless such fact, circumstance, effect, event, change or occurrence is itself not to be considered in the determination of whether a Company Material Adverse Effect has occurred as described in any other clause in this definition of “Excluded Matter”; (G) any fact, circumstance, effect, event, change or occurrence attributable to the execution, performance or announcement of this Agreement including (I) the identity of Parent, (II) the loss or departure of officers or other employees of the Company, or (III) the loss or diminution in the Company’s relationships, contractual or otherwise, with any of its customers, suppliers, distributors, landlords, licensors, licensees or other business partners, provided that this clause (G) shall not preclude any legal or contractual consequences of the execution of this Agreement or the consummation of the Transactions from being taken into account in determining whether a Company Material Adverse Effect has occurred; (H) any action taken or failed to be taken by the Company at the request or with the consent of Parent, that, if taken without the request or the consent of Parent, would have been prohibited by the terms of this Agreement or (I) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or any of its directors or officers, including legal proceedings arising out of the Merger or in connection with any of the other Transactions; but only in the case of the foregoing clauses (A), (B), (C) or (E), to the extent such change or effect does not disproportionately adversely affect the Company relative to the other industry participants.

3.02        Charter Documents and Bylaws.  The Company has heretofore made available to Parent and Merger Sub a complete and correct copy, including all amendments as in effect on the date hereof, of each of the certificate of incorporation and the bylaws of the Company, which are in full force and effect as of the date of this Agreement.  The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

3.03        Capitalization.

(a)           The authorized capital stock of the Company consists of 100,000,000 Common Shares and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  As of May 4, 2010, (i) 17,552,560 Common Shares were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, (iii) 1,793,804 Common Shares were reserved for future issuance pursuant to the Stock Plans, (iv) 2,750,824 Common Shares are subject to outstanding Options, (v) 272,939 Common Shares are subject to Restricted Stock Unit awards, (vi) 313,390 Common Shares are eligible for issuance under the Company ESPP, (vii) 120 Common Shares are eligible for issuance under any Restricted Stock award or purchase agreement and (viii) 218,600 Common Shares are subject to outstanding Warrants.  Except as set forth in this Section 3.03, or as issued in compliance with the terms of Section 5.01, there are no options, warrants, calls, subscriptions, or other rights, or other agreements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company.  Section 3.03(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the name of each holder of an Option, Warrant, Restricted Stock or Restricted Stock Unit, and to the extent applicable, the Stock Plan pursuant to which it was granted, the vesting schedule of each such Option, Warrant, Restricted Stock or Restricted Stock Unit, together with the grant date, exercise price and number of Common Shares issuable upon exercise of each such Option or Warrant and settlement of each such Restricted Stock or Restricted Stock Unit.  All issued and outstanding Common Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  All  Common Shares reserved for issuance as noted in clause (iii) above, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights and any lien, Claim, security interest or other charge, title imperfection or encumbrance (each, a “Lien” and, collectively, “Liens”) (other than Liens created by the holder thereof) and will be issued in compliance in all material respects with all applicable securities Laws.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company, except to the extent Parent consents to such repurchase, redemption or acquisition in accordance with Section 5.01.

(b)           Other than the Support Agreements, there are no stockholders agreements, voting trusts or other agreements or understandings entered into with the Company or, to the Company’s Knowledge, with any other Person, relating to voting or disposition of any shares of capital stock of the Company or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a director to the Company Board.

3.04        Authority Relative to this Agreement.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of a majority of the outstanding Common Shares entitled to vote thereon (the “Stockholder Approval”), to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the Company’s execution and delivery of this Agreement or to consummate the Transactions (other than Stockholder Approval and the filing or recordation of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company, and (assuming this Agreement constitutes a valid and binding obligation of Merger Sub and Parent) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity.

3.05        Company Subsidiaries.  The Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

3.06        No Violation; Required Filings and Consents.

(a)           The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation or bylaws; (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained or performed and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate any material foreign or domestic (federal, state or local) law, statute, treaty, ordinance, rule, regulation, Permit (as defined in Section 3.15), license, injunction, writ, judgment, decree, directive or Order (as defined in Section 3.08) (each, a “Law” and, collectively, “Laws”) or rule of the NASDAQ Global Market (“Nasdaq”) applicable to the Company or by which any asset of the Company is bound or affected; (iii) conflict with, result in any breach of or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require any payment under, or give rise to a loss of any benefit to which the Company is entitled under, any provision of any contract, instrument, Permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written (each, a “Contract” and, collectively, “Contracts”), to which the Company is a party or otherwise applicable to the Company or its properties or assets; or (iv) result in the creation or imposition of a Lien (other than Permitted Liens) on any of the properties or assets of the Company, except in the case of clauses (iii) and (iv) of this Section 3.06(a), to the extent that any such conflict, violation, breach, default, right, loss or Lien would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or Permit of, or filing with or notification to, any domestic (federal, state or local) or foreign or multi-national government or governmental, regulatory or administrative authority, agency, commission, board, bureau, quasi-governmental organization, body (including notified bodies), court or instrumentality or arbitrator of any kind (“Governmental Authority”), or any other Person except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations thereunder, any required consent, approval, authorization, Permit, filing or notification pursuant to applicable foreign Antitrust Laws and regulations, the applicable rules of Nasdaq and filing and recordation of appropriate documents for the Merger as required by the DGCL, (ii) for any applicable notification requirement with respect to the various transactions contemplated under Section 2.02 and Section 2.03 with respect to the Stock Plans and/or Benefit Plans and (iii) where the failure to obtain such consents, approvals, authorizations or Permits, or to make such filings or notifications, could not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transaction.

3.07        SEC Reports; Financial Statements; Internal Controls.

(a)           Since March 29, 2007, the Company has timely filed and furnished all forms, reports, statements, schedules, exhibits and other documents (including forms, reports, statements, schedules, exhibits and other documents required to be filed after the date of this Agreement, the “SEC Reports”) with the Securities and Exchange Commission (the “SEC”) required to be filed by it pursuant to the federal securities Laws and the SEC rules and regulations thereunder.  The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the published rules and regulations of the SEC thereunder, each as applicable to such SEC Reports and (ii) did not contain as of the time they were filed or furnished any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports.  To the Knowledge of the Company, none of the Company’s SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review or investigation.

(b)           Each of the financial statements (including, in each case, any notes and schedules thereto) of the Company included in the SEC Reports has been prepared in all material respects in accordance with the published rules and regulations of the SEC as at the date of the filing of such reports, has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes) and fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to the absence of complete footnote disclosure and to normal and recurring year end adjustments described therein, none of which, individually or in the aggregate, has had, is or would reasonably be expected to be material to the Company).  The Company does not have any Indebtedness, except as may be incurred in compliance with Section 5.01.

(c)           The Company does not have any material liabilities or obligations of any kind or nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except liabilities or obligations (i) fully reflected on or reserved against in the Company’s balance sheet as of December 31, 2009 (the “Balance Sheet Date”) included in the Company’s SEC Reports filed prior to the date of this Agreement, (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practices or (iii) incurred in connection with the Transactions or as required by the terms of this Agreement.

(d)           The Company is not a party to, and does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)).

(e)           The Company is not indebted to any director or officer of the Company (except for amounts due as normal salaries and bonuses or in reimbursement of ordinary business expenses and directors’ fees, in each case, in the ordinary course of business consistent with past practices) and no such Person is indebted to the Company and, except as set forth in the SEC Reports filed prior to the date of this Agreement, between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, there have been no other transactions of the type required to be disclosed pursuant to Item 402 of Regulation S-K promulgated by the SEC.

(f)           The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated by the SEC under the Exchange Act) reasonably designed to ensure that all information (both financial and non-financial) relating to the Company required to be disclosed by the Company in the SEC Reports (i) is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure and (ii) are effective to ensure that information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies that have been identified in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(g)           The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2009, and such assessment concluded that such controls were effective.  To the Knowledge of the Company, there are no facts or circumstances that would prevent the Company’s principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(h)           There are no amendments or modifications, which are or, to the Knowledge of the Company, will be required to be filed with the SEC, but have not yet been filed, to (i) agreements, documents or other instruments which previously have been filed by the Company with the SEC pursuant to the Exchange Act or (ii) the Company’s SEC Reports.  The Company has delivered or made available to Parent true, correct and complete copies of all correspondence with the SEC occurring since January 1, 2007 and prior to the date of this Agreement.

(i)           The audit committee of the Company Board has established “whistleblower” procedures that meet the requirements of Exchange Act Rule 10A-3, and the Company has made available to Parent true, complete and correct copies of such procedures.  No complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and, to the Knowledge of the Company, no employee has threatened to file any such complaint.

3.08        Compliance with Applicable Laws.  The Company is in compliance with, and is not in default or violation of, any Law, or any consent decree, executive order or other order, whether temporary, preliminary or permanent (collectively, “Order”) applicable to it, or by which any of its properties or assets are bound and the business operations of the Company have been conducted in compliance with all Laws of each Governmental Authority; except, in each case, for any such non compliance, defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Since January 1, 2007, the Company has not received written notice to the effect that a Governmental Authority claimed or alleged that the Company was not in compliance with all Laws and Orders applicable to the Company, any of the Company’s properties or assets or any of the Company’s business operations.

3.09        Absence of Certain Changes or Events.  Except as otherwise contemplated by this Agreement, since the Balance Sheet Date and prior to the date hereof, (i) the Company has conducted its business in all material respects in the ordinary course of business consistent with past practices, (ii) there has not been a Company Material Adverse Effect and (iii) the Company has not taken or permitted to occur any action that, were it to be taken from and after the date of this Agreement without the approval of Parent, would constitute a breach of Section 5.01(a).

3.10        Litigation.  Section 3.10 of the Company Disclosure Schedule sets forth as of the date of this Agreement (a) each claim, action, suit, demand, proceeding or litigation (collectively, a “Claim”) pending, (b) each investigation or inquiry by a Governmental Authority in respect of which the Company has received notice, whether written or oral, and (c) to the Company’s Knowledge, each Claim, investigation or inquiry threatened in writing, in each case, against the Company or any of the Company’s properties or assets, at law or in equity.  There is no Claim pending, no investigation or inquiry by a Governmental Authority in respect of which the Company has received notice, whether written or oral, and to the Company’s Knowledge, no Claim, investigation or inquiry threatened in writing, in each case, against the Company, at law or in equity, that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  The Company is not, as of the date of this Agreement, subject to any Order by or before any Governmental Authority that is material to the Company.  Since January 1, 2007, the Company has not been a defendant in any Claim or inquiry involving product liability or warranty claims, in each case, with respect to the Company’s products, and since such date, to the Company’s Knowledge, no such Claim or inquiry has been threatened.  There are no settlement or similar agreements that contain an ongoing obligation of the Company.  There is no Claim pending or threatened by the Company against any third party.

3.11        Information in Proxy Statement and Other Disclosure Documents.

(a)           Each document required to be filed by the Company with the SEC in connection with the Transactions (the “Company Disclosure Documents”), including the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act (collectively with all amendments and supplements thereto, the “Proxy Statement”), to be filed with the SEC in connection with the Merger, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.11(a) will not apply to statements included in or omissions from the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Parent or any of their representatives specifically for use therein.

(b)           At the time the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  At the time of the filing of any Company Disclosure Document other than the Proxy Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 3.11(b) will not apply to statements included in or omissions from the Company Disclosure Documents based upon information furnished to the Company in writing by Merger Sub or Parent or any of their representatives specifically for use therein.

3.12        Benefit Plans.

(a)           Section 3.12(a) of the Company Disclosure Schedule contains a correct and complete list of (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, individual consulting or other compensation agreements, collective bargaining agreements, equity or equity-based compensation, employee stock ownership, employee loan, or deferred compensation arrangements, change in control, termination, retention or severance plans or arrangements, pension plans, supplemental retirement plans, individual account-based  savings plans, profit-sharing, retirement plans, severance pay, stock purchase, stock option, welfare benefits, incentive compensation, retiree health insurance, retiree life insurance, Section 125 flexible benefit, vacation pay, sick pay, salary continuation for disability, hospitalization, medical insurance, life insurance, educational and employee assistance plans and programs or other fringe benefit plans, arrangements or practices, whether or not subject to ERISA, oral or written, in each case of (i) and (ii), sponsored, maintained, or contributed to by, or required to be contributed to by, the Company for the benefit of any current or former director, officer, employee or independent contractor of the Company, or to which the Company has or could have any liability, contingent or otherwise, including as a result of its or their ERISA Affiliates (the foregoing clauses (i) and (ii), collectively, the “Benefit Plans”).

(b)           The Company has made available to Parent true, correct and complete copies of the following documents (or a description thereof to the extent no writing exists), to the extent applicable, (i) all Benefit Plans, including any plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) the most recent Forms 5500 and all schedules thereto, (iii) the most recent actuarial reports, (iv) the most recent Internal Revenue Service determination letters and (v) the most recent summary plan descriptions and any other material communications to current or former directors, employees, officers or independent contractors regarding the extent or level of benefits thereunder.

(c)           All Benefit Plans intended to be qualified plans may either rely on opinion letters issued for the form of plan or have been the subject of favorable determination letters from the Internal Revenue Service to the effect that such Benefit Plans are qualified and exempt from federal income Taxes under Section 401(a) and 501(a), respectively, of the Code.  No such determination letter has been revoked and nothing has occurred with respect to the operation of the Benefit Plans that could reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(d)           None of the Benefit Plans is, and neither the Company nor any of its ERISA Affiliates has in the last six (6) years maintained, contributed to, had an obligation to contribute to, or had any liability in respect of, a Title IV Plan.  Each Benefit Plan and all related trusts, insurance Contracts and funds has been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws, and each Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established and maintained in compliance, in all material respects, with Section 409A of the Code.  All payments (including payments to any participant (or their beneficiaries) and premium payments) and contributions (including all employer contributions and employee salary reduction contributions) required to have been made under the terms of such Benefit Plan, under any funds or trusts established under such Benefit Plan, any related insurance Contract or any applicable Law, have been made by the due date thereof (including any valid extension), and all payments and contributions for any period ending on or before the Effective Time which are not yet due will have been paid or accrued on the Company’s balance sheet on or prior to the Effective Time.

(e)           With respect to each Benefit Plan, (i) no Claims or inquires (other than routine Claims or inquiries for benefits in the ordinary course of business consistent with past practices) are pending, or to the Company’s Knowledge, threatened against the Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of the Benefit Plans, in each case, with respect to the operation of the Benefit Plans and (ii) to the Company’s Knowledge, no facts or circumstances exist that could give rise to any such Claims or inquiries.

(f)           The Company has no obligation to provide, nor do any of the Benefit Plans provide, for post-employment health or life insurance, benefits or coverage for any Person, except as specifically required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state Law and at the sole expense of such Person.

(g)           Each Option granted by the Company (i) was granted with a per share exercise price equal to or greater than the per share fair market value of the Company’s underlying Common Shares on the date of grant thereof and no such Option has a feature for the deferral of compensation, in each case, within the meaning of Section 409A of the Code and the regulations and other guidance issued thereunder (“Section 409A”) or satisfies the “grandfather” rules for stock options under Section 409A and (ii) which was intended to be an incentive stock option (within the meaning of Section 422 of the Code) was granted pursuant to a Benefit Plan which meets the requirements of Section 422 of the Code.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s), (i) result in any payment becoming due to any current or former director, officer, employee or independent contractor of the Company, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Benefit Plan, (v) limit the right to merge, amend or terminate any Benefit Plan (except any limitations imposed by Law, if any) or (vi) give rise to any amount that would not be deductible under Section 280G of the Code.  No Benefit Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(i)           There is no Contract or other arrangement or plan (including any Benefit Plan) by or with the Company covering any Person that, individually or collectively, could give rise to the payment of any amount by the Company that would not be deductible by the Company or the Surviving Corporation by reason of Section 162(m) of the Code.

(j)           Each current or former director, officer, employee or independent contractor of the Company has been, and is, properly classified as an employee, independent contractor or consultant under applicable Law, except for any failure to be so classified that would not give rise to a material liability to the Company.  The Company has no direct or indirect liability with respect to any misclassification of any current or former director, officer, employee or independent contractor of the Company as an independent contractor rather than as an employee, as a part-time employee rather than a full-time employee, or with respect to any employee leased from another employer, except for any such liability that would not give rise to a material liability to the Company.

(k)           No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

3.13        Taxes.

(a)           The Company has (i) timely filed or caused to be filed all material Tax Returns required to be filed by it, and each such Tax Return has been prepared in substantial compliance with all applicable Laws and is true and correct in all material respects; (ii) timely paid all material Taxes (as defined in Section 3.13(g)) required to be paid and has accrued all Taxes that are not yet due and payable on the Company’s financial statements in accordance with GAAP; and (iii) not incurred any material liability for Taxes subsequent to the date of the most recent financial statements contained in the SEC Reports other than in the ordinary course of business consistent with past practices.

(b)           (i) No material Tax Return of the Company is under audit or examination by any taxing authority, and no written (or, to the Knowledge of the Company, oral) notice of such an audit or examination or any other audit or examination with respect to material Taxes has been received by the Company; (ii) each material deficiency resulting from any audit or examination relating to Taxes by any taxing authority has been paid, and no other deficiency for any material amount of Tax has been assessed in writing, or to the Company’s Knowledge has been threatened, by any taxing authority against the Company that is still outstanding, except in each case for deficiencies currently being diligently contested in good faith by appropriate proceedings and for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with GAAP; (iii) there are no material Liens for Taxes upon the assets of the Company, except Liens relating to current Taxes not yet due and payable or otherwise being diligently contested in good faith by appropriate proceedings and for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with GAAP; (iv) the Company has not consented to extend the time in which any Tax may be assessed or collected by any taxing authority; and (v) no written (or, to the Knowledge of the Company, oral) claim has been made by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation in that jurisdiction, other than such claims which would not reasonably be expected to be material.

(c)           The Company (i) has not been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return, (ii) is not party to or bound by any material Tax allocation or Tax sharing agreement with any Persons and (iii) has no liability for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise.

(d)           The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(e)           The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)           The Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2) year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).  All material amounts of Tax required to be withheld by the Company have been timely withheld and paid over to the appropriate taxing authority.  The Company has not engaged in any “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b).  The Company possesses all Tax Returns and work papers necessary to support any carry-forwards of the Company’s net operating losses, net capital losses, Tax credits and other applicable Tax benefits.

(g)           As used in this Agreement, the terms: (i) “Tax” (and, with correlative meaning, “Taxes”) means: (A) any federal, state, local or non U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, value added, transfer, stamp or environmental tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition to tax imposed by any Governmental Authority; and (B) any liability in respect of any items described above as a transferee or successor, pursuant to Treas. Reg. § 1.1502-6 (or any similar provision of Law), or as an indemnitor, guarantor, surety or in a similar capacity or otherwise; and (ii) “Tax Return” means any report, return, estimate, claim for refund or other information or document supplied, filed or required to be supplied to or filed with a federal, state, local or foreign taxing authority in connection with Taxes (including any amendments thereof or attachments thereto).

3.14        Intellectual Property.

(a)           Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of:  (i) all patented or registered Proprietary Rights owned by the Company, including Internet domain name registrations; (ii) all pending patent applications or other applications for registration of Proprietary Rights owned by the Company; and (iii) all trade names and corporate names used by the Company.  Section 3.14(a) of the Company Disclosure Schedule further lists the jurisdictions in which each such item giving rise to Proprietary Rights has been issued, registered, or in which any such application for such issuance and registration has been filed, the current status of each such item, including a listing of all necessary actions or required payments that the Company must take within ninety (90) days following the Closing Date to obtain, maintain, perfect or renew said listed item and the registration or application date, as applicable.

(b)           Section 3.14(b) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of:  (i) information technology products used in the operations of the Company (“IT Software”) for which the Company paid more than $3,000 in the aggregate in license fees or pays more than $1,000 in annual support fees; and (ii) all other licenses or similar Contracts or arrangements, in effect as of the date of this Agreement, in which the Company is a licensee of Proprietary Rights, or pursuant to which Proprietary Rights are or have been sold, assigned or otherwise conveyed or provided to the Company (other than for IT Software for which the Company paid $3,000 or less in the aggregate in license fees or pays $1,000 or less in annual support fees), and a correct and complete list of all patents and pending patent applications subject to such licenses.

(c)           Section 3.14(c) of the Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all licenses or similar Contracts or arrangements in which the Company is a licensor of Proprietary Rights, including reseller agreements, other than customer Contracts entered into in the ordinary course of business consistent with past practices.

(d)           The Company owns and possesses all right, title and interest in and to the Proprietary Rights set forth in Section 3.14(a) of the Company Disclosure Schedule, and has a valid and enforceable right to use Proprietary Rights licensed from third parties pursuant to the Contracts set forth in Section 3.14(b) of the Company Disclosure Schedule.  To the Company’s Knowledge, the Company owns and possesses all right, title and interest in and to, or otherwise has rights to, all Proprietary Rights (including those set forth in Section 3.14(a) and Section 3.14(b) of the Company Disclosure Schedule) necessary and material for the operation of the Company’s business as currently conducted or as currently proposed to be conducted, free and clear of all Liens (collectively, the “Company Proprietary Rights”).

(e)           The Company: (i) to the Company’s Knowledge, has not infringed, misappropriated, diluted or otherwise conflicted with, and the operation of the Company’s business as currently conducted does not infringe, misappropriate, dilute or otherwise conflict with, any Proprietary Rights of any third party; (ii) is not aware, to the Company’s Knowledge, of any facts that indicate a likelihood of any of the foregoing; and (iii) has not received any notices regarding any of the foregoing (including any cease and desist demands or offers to license any Proprietary Rights from any third party, or any requests for indemnification from customers or distributors).

(f)           (i) No loss or expiration of any of the Company Proprietary Rights is threatened, pending or reasonably foreseeable, except for pending patent or trademark applications that may not result in issuance or patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company); (ii) to the Company’s Knowledge, all of the Company Proprietary Rights are valid and enforceable and none of the Company Proprietary Rights has been misused by the Company; (iii) no Claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Proprietary Rights has been made, is currently outstanding or is, to the Company’s Knowledge, threatened, and there are, to the Company’s Knowledge, no grounds for the same; (iv) the Company has taken all commercially reasonable action to maintain and protect all of the Company Proprietary Rights and will continue to use commercially reasonable efforts to maintain and protect all of the Company Proprietary Rights prior to the Closing so as not to adversely affect the validity or enforceability thereof, except where the failure to maintain or protect any of the Company Proprietary Rights would not have a Company Material Adverse Effect; (v) the Company has not disclosed or allowed to be disclosed any of its trade secrets or material confidential information to any third party without first entering into a confidentiality agreement with such third party containing at least industry-standard terms and conditions governing the non-disclosure and use of the Company’s trade secrets or material confidential information by such third party; (vi) the Company has a practice requiring all Persons who create, invent or contribute to Company Proprietary Rights to execute an assignment agreement and no material violation of such practice has occurred; and (vii) to the Company’s Knowledge, no third party has infringed, misappropriated, diluted or otherwise conflicted with any of the Company Proprietary Rights and the Company is not aware of any facts that indicate a likelihood of any of the foregoing.

(g)           No software embedded or integrated into any of the Company’s products contains any software governed, in whole or in part, by the terms of the GNU General Public License or any other license requiring (as a license condition or otherwise) the Company to disclose publicly source code to any software embedded or integrated into any of the Company’s products or requiring the Company to grant or to surrender any rights in or to the software (including intellectual property rights).  The computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by the Company in the conduct of its business is sufficient in all material respects for the current needs of such business; provided, however, that nothing herein shall require the Company, during the period prior to the Closing Date, to abstain from updating, upgrading and expanding its information technology systems, as may be determined necessary or prudent by the Company’s management.  The Company’s right, title and interest in and to any of the Company Proprietary Rights under any Contract set forth in Section 3.14(b) of the Company Disclosure Schedule is not subject to termination or any other material adverse effect on the account of the consummation of the Transactions contemplated by this Agreement.

(h)           As used in this Agreement, the term “Proprietary Rights” means all of the following in any jurisdiction throughout the world:  (i) patents and patent applications, including all reissues, division, renewals, reexaminations, extension, divisionals, continuations, and continuations in part thereof and patents issuing thereon; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing), other source or business identifiers, and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and all mask work, database and design rights, whether or not registered or published; (iv) registrations, renewals, extensions, reversions, recordations, and applications for any of the foregoing; (v) rights in trade secrets and confidential information (including those pertaining to inventions, ideas, formulae, compositions, know how, manufacturing and production processes and techniques (including laboratory notebooks), research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); and (vi) all other intellectual property rights protectable under applicable Laws.

3.15        Licenses and Permits.  The Company is in possession of and has obtained all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, exemptions, 510(k) clearances, approvals, declarations, registrations, filings and Orders of or required by any Governmental Authority (“Permits”) necessary for the Company to (a) manufacture, market, sell, or distribute its products, (b) own, lease and operate its properties and (c) carry on its business as it is currently being conducted (collectively, the “Company Permits”), except for any Company Permit where the failure to so possess or obtain would not be material to the Company.  No suspension, withdrawal, revocation or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, and the Company is, and has since January 1, 2007 been, in compliance in all material respects with the terms of all Company Permits.  All of the Company Permits are in full force and effect, except where the failure to be in full force and effect would not have a Company Material Adverse Effect.  None of the Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

3.16        Material Contracts.

(a)           Section 3.16(a) of the Company Disclosure Schedule lists as of the date of this Agreement (1) all material Contracts (within the meaning of Item 601(b)(10) of Regulation S-K), including all amendments thereto, of the Company that have not been filed as exhibits to the SEC Reports and (2) each of the following Contracts to which the Company is a party:

(i)             Contract that purports to limit, curtail or restrict the ability of the Company or any of its future subsidiaries or existing or future affiliates to compete in any geographic area or line of business or to solicit or hire any person or restrict the Persons to whom the Company or any of its future subsidiaries or existing or future affiliates may sell products or deliver services;

(ii)            Contract relating to research and development and clinical trials conducted or to be conducted for or on behalf of the Company;

(iii)           customer Contract providing for or otherwise involving (x) the payment of credits or rebates or (y) discounts or other similar allowances for customers who purchased more than $25,000 of consumable products in the first quarter of 2010 other than pursuant to the Company’s published standard volume discount schedule;

(iv)           partnership or joint venture agreement or sharing of revenues, profits, losses or liabilities or any other similar Contract;

(v)            Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) entered into since January 1, 2007;

(vi)           Contract with any (x) Governmental Authority or (y) director or officer of the Company or any affiliate of the Company;

(vii)          Medicare, Medicaid or other third-party payor reimbursement Contracts;

(viii)         loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing Indebtedness by the Company or any Contract or instrument pursuant to which Indebtedness may be incurred or is guaranteed by the Company;

(ix)           financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities;

(x)            voting agreement, registration rights agreement or stockholders agreement;

(xi)           mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than Permitted Liens) on any property or assets of the Company;

(xii)          group purchasing organization, customer, client or supply (including sole-source and single-source) Contract that is reasonably likely to involve consideration in fiscal year 2010 or fiscal year 2011 in excess of $100,000;

(xiii)         Contract (other than customer, client or supply Contracts) that is reasonably likely to involve consideration (whether or not measured in cash) in fiscal year 2010 or fiscal year 2011 in excess of $100,000;

(xiv)         collective bargaining Contract or other Contract with any labor union;

(xv)          any Contract imposing any “standstill” obligation upon the Company or upon any other party, other than in connection with a confidentiality agreement entered into prior to the date of this Agreement with a party considering a business combination transaction with the Company;

(xvi)         consulting Contract;

(xvii)        guarantees, suretyships, performance bonds to suppliers, Governmental Authorities, banks or other Person;

(xviii)       Contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities;

(xix)         Contract that grants any Person other than the Company any (A) exclusive license, supply, distribution or other rights, (B) “most favored nation” rights or (C) exclusive rights to purchase any Company products;

(xx)           to the extent material to the business or financial condition of the Company (1) lease or rental Contract, (2) product design or development Contract, (3) indemnification or contribution Contract, (4) merchandising, sales representative or distribution Contract, (5) Contract granting a right of first refusal or first negotiation or (6) manufacturing and production Contract;

(xxi)          Contract under which the consequences of a default or breach or the early termination of which would reasonably be expected to have a Company Material Adverse Effect; or

(xxii)         commitment or agreement to enter into any of the foregoing.

The Contracts listed in (i) through (xxi) of Section 3.16(a) of the Company Disclosure Schedule, together with the contracts filed as exhibits to the SEC Reports and additional contracts of the type described in subparagraphs 2(i) through 2(xxi) of this Section 3.16(a) entered into after the date of this Agreement, are referred to collectively as the “Material Contracts”.

(b)           (i) The Company is not and, to the Company’s Knowledge, no other party is, in breach of or in default under any Material Contract in any material respect and (ii) there has not occurred any event that, with or without the lapse of time or giving of notice or both, would constitute such a breach of or default under, any Material Contract in any material respect by the Company or, to the Company’s Knowledge, by any other party thereto.  All Material Contracts are valid and binding, in full force and effect in accordance with their respective terms and enforceable against the Company and, to the Company’s Knowledge, the other parties thereto, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to the general principles of equity.  Since January 1, 2007 the Company has not received any Claim or threat that it has breached any of the terms and conditions of any Material Contract in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek damages from the Company under any Material Contract.

(c)           All Material Contracts, including all amendments thereto (within the meaning of Item 601(b)(10) of Regulation S-K) of the Company that have been filed as exhibits to the SEC Reports contain a correct and complete copy of each exhibit and schedule attached thereto.

3.17        Environmental Laws.  Except as would not have a Company Material Adverse Effect:

(a)           The Company is and since five (5) years prior to the date of this Agreement, has been in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all licenses, permits, authorizations of consents required by Environmental Laws for its operations (“Environmental Permits”) and no proceeding is pending or, to the Company’s Knowledge, threatened to revoke, materially modify or terminate any such Environmental Permits;

(b)           No Claim or investigation is pending or, to the Company’s Knowledge, threatened against the Company or any real property currently or formerly owned, operated or leased by the Company alleging or otherwise concerning non-compliance with, or potential or actual liability under, any Environmental Laws;

(c)           To the Company’s Knowledge, no current facts or conditions exist with regard to the Company or any real property currently or formerly owned, operated or leased by or for the Company that would reasonably be expected to result in the Company incurring material liability under any Environmental Laws;

(d)           The Company has provided to Parent and Merger Sub copies of all material written environmental assessments, audits, investigations or other material environmental reports and all material environmental correspondence or materials relating to (i) the Company’s operations, (ii) any real property currently or formerly owned, operated or leased by or for the Company, in each case, to the extent material and (iii) any material environmental, occupational health or safety issues or liabilities of the Company, to the extent such materials are in the possession, custody or control of the Company.

For purposes of this Agreement, “Environmental Laws” shall mean any and all applicable federal, national, state, provincial, local or foreign Laws and Orders of any Governmental Authority pertaining to the environmental pollution, the protection of the environment, natural resources or occupational health and safety as it relates to exposure to hazardous or toxic substances, materials or wastes.

3.18        State Takeover Statutes.  Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 4.09 are accurate, the Company Board has taken all actions so that no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover Laws in the United States (including Section 203 of the DGCL) applicable to the Company shall be applicable to the Merger or the other Transactions.

3.19        Opinion of Financial Advisor.  The Company Board has received the written opinion (the “Fairness Opinion”) of Piper Jaffray & Co. (the “Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Common Shares (other than Parent or any of its affiliates) pursuant to the Merger is fair to such holders from a financial point of view.  A correct and complete copy of the Fairness Opinion has been delivered to Parent.  The Company has been authorized by the Financial Advisor to permit the inclusion of the Fairness Opinion and references thereto in the Proxy Statement.

3.20        Brokers.  Except for the engagement of the Financial Advisor, no broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with Transactions.  Prior to the execution hereof, the Company has furnished to Parent a complete and correct copy of all Contracts between the Company and the Financial Advisor pursuant to which the Financial Advisor would be entitled to any fees or expenses or indemnification related to the Transactions.

3.21        Related Party Transactions.  Except as set forth in the SEC Reports filed prior to the date of this Agreement and the Support Agreement, between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.22        Properties and Assets.  The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real and personal, used or held for use in its business, free and clear of any Liens except for Permitted Liens.  For purposes of this Agreement, “Permitted Liens” shall mean (i) Liens for Taxes not yet due and payable or which are otherwise being diligently contested in good faith by appropriate proceedings and for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law (other than Tax Law); (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business consistent with past practices; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company; (viii) Liens the existence of which are disclosed in the notes to the financial statements of the Company included in the Company’s

Annual Report on Form 10-K for the fiscal year ended December 31, 2009 or described in Section 3.22 of the Company Disclosure Schedule; (x) statutory, common law or contractual liens of landlords; and (xi) Liens which do not, individually or in the aggregate, materially interfere with or materially impair the conduct of the business of the Company. The Company does not own any real property. The real property listed in Section 3.22 of the Company Disclosure Schedule constitutes all of the real property used or occupied by the Company as of the date of this Agreement.  The Company’s buildings, equipment and other tangible assets are in good operating condition (normal wear and tear excepted) to carry on the Company’s business in all material respects as currently conducted.  All material leases to which the Company is a party are in good standing, valid and effective in accordance with their respective terms, and there is not under any of such leases, any existing default or event of default (or event which with or without notice or lapse of time or both would constitute a default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to, individually or in the aggregate, materially interfere with or impair the operation of the business of the Company.

3.23        Labor Matters.  Except, in the case of clauses (g), (i), (j) and (k) below, as would not result in material liability to the Company, (a) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or, to the Company’s Knowledge, threatened against the Company, and during the past three (3) years there has not been any such action, (b) no union claims to represent the employees of the Company, (c) the Company is not a party to or bound by any collective bargaining or similar Contract with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company, (d) none of the employees of the Company is represented by any labor organization and the Company does not have any Knowledge of any current union organizing activities among the employees of the Company, (e) the Company is and has at all times been in material compliance, and has no outstanding material liability with respect to any non-compliance, with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, including all such Laws, regulations and Orders relating to the Fair Labor Standards Act, WARN, collective bargaining, discrimination, civil rights, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax; (f) there has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company within the six (6) months prior to Closing, (g) the Company is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law and there is no pending, or to the Company’s Knowledge, threatened unfair labor practice charge or complaint against the Company before the National Labor Relations Board or any similar state or foreign agency, (h) there is no grievance arising out of any collective bargaining agreement, (i) no charges with respect to or relating to the Company are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices, (j) since January 1, 2007, the Company has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to the Company and to the Company’s Knowledge no such investigation is in progress and (k) there are no Claims pending or, to the Company’s Knowledge, threatened, in any forum by or on behalf of any present or former employee of the Company alleging breach of any express or implied Contract of employment, any Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.  To the Company’s Knowledge, as of the date of this Agreement, no officer or other key employee of the Company is subject to any noncompete, nonsolicitation, employment, consulting or similar Contract relating to, affecting or in conflict with the present or proposed business activities of the Company, except agreements between the Company and its present and former officers and employees.

3.24        Regulatory Matters.

(a)           The Company is and, since January 1, 2007, has been in compliance, in all material respects, with all applicable Laws administered or issued by the United States Food and Drug Administration (“FDA”) or any other Governmental Authority having regulatory authority over the Company’s products or operations, including the following: (i) the Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder; (ii) any applicable FDA investigational device exemption, premarket approval or 510(k) premarket notification; (iii) European Union Directive 93/42/EEC, as amended, and any other applicable European Union legislation or national legislation of the European Union Member States; and (iv) any applicable Canadian legislation or Laws; except, in each case, for any such violations that would not have a Company Material Adverse Effect.

(b)           Since January 1, 2007, the Company has not received written notice of, nor has the Company been subject to, any adverse inspectional finding, data integrity review, investigation, penalty, fine, sanction, assessment, request for corrective or remedial action, warning letter, regulatory letter, untitled letter, FDA Form 483, or other written notice, communication, or correspondence from the FDA or any other Governmental Authority alleging that the Company is or was in violation of any Law, clearance, approval, permission, authorization, consent, or exemption applicable to the research, development, testing, manufacturing, packaging, labeling, marketing, distribution, and/or sales activities conducted by the Company, or alleging that the Company was or is the subject of any pending, threatened or anticipated investigation, proceeding, review, or inquiry.

(c)           None of the products developed, tested, manufactured, packaged, labeled, marketed, or distributed by the Company have been recalled, whether voluntary or otherwise, or are or have been subject to device removal or correction reporting requirements, and the Company has not received written notice, either completed or pending, of any proceeding seeking a recall, removal, or corrective action of any products.  No products are currently being considered for recall or other field action by the Company, or to the Company's Knowledge, by any Governmental Authority.  Since January 1, 2007, the Company has not, as a result of a failure to meet the applicable specifications, applicable Laws or other regulatory requirements, experienced a manufacturing hold, materials or product shortage, or any other event that materially impacted the Company’s ability to manufacture, process, distribute, supply, import, market or sell any of its products.  Each of the Company’s products have been and are being developed, manufactured, tested, packaged, labeled, distributed, marketed, commercialized and sold in compliance in all material respects with applicable Laws.

(d)           Neither the Company nor, to the Company’s Knowledge, any employee or agent of the Company has made an untrue statement of material fact or fraudulent statement to FDA or any other Governmental Authority, or in any records and documentation prepared or maintained to comply with the applicable Laws, with respect to any product tested, manufactured, distributed, or sold by the Company or the business of the Company, or failed to disclose a material fact required to be disclosed to any Governmental Authority, or, to the Company’s Knowledge, has ever been investigated by the FDA, National Institutes of Health, Office of the Inspector General for the Department of Health and Human Services, Department of Justice or other comparable Governmental Authority for data or healthcare program fraud.

(e)           Neither the Company nor, to the Company’s Knowledge, any employee or agent of the Company have violated in any material respect or caused a material violation of any federal or state health care fraud and abuse or false claims statute or regulation, including the anti-kickback provisions of the Social Security Act, 42 U.S.C. § 1320a-7b(b), or have been excluded or threatened with exclusion under Law, including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001, or assessed or threatened with assessment of civil money penalties pursuant to 42 U.S.C. Part 1003.  Neither the Company nor, to the Company’s Knowledge, any of its officers, directors and employees have made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of the FDA or any other Governmental Authority

(f)           There are not presently pending, nor, to Company’s Knowledge, threatened in writing, any civil, criminal or administrative Claims, hearings, notices of violation, demand letters, or other written communications relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Company product, or alleging that any Company product is otherwise unsafe or ineffective for its intended use.  Since January 1, 2007, the Company has not made any modifications to any product specifically because of product liability, regulatory, or other claims or communications concerning alleged hazards or defects in such products.

(g)           To the Company’s Knowledge, there is no pending, proposed or final Medicare national or local coverage determination that, if finalized, would materially restrict coverage for any Company product.

(h)           To the extent applicable to the Company’s business and to the Company’s Knowledge:

(i)            The Company pays only reasonable and actual expenses for health care professionals receiving training by the Company, and each such health care professional has a bona fide need for such training;

(ii)            The Company provides educational grants to third-parties educational sponsors only if such sponsors have a genuine educational purpose or function and only when (x) the educational gathering is primarily dedicated to promoting objective scientific and educational activities and discourse;  (y) the Company does not select the attending health care professionals who are attending the event; and (z) any meals sponsored or furnished by the Company at the educational event are of modest value;

(iii)           The Company pays health care professionals fair market value for their services, plus reasonable and actual expenses, and only purchases such services for which there is a commercially reasonable need for the services;

(iv)           Any gift furnished by the Company has not exceeded $100 in value.

(v)            All decisions on grants to health care professionals are made by Company employees other than sales and marketing departments; and

(vi)           All price concessions furnished by the Company are accurately reflected in the invoice sent to the customer.

(i)           Without limiting the generality of the foregoing, the Company is conducting its business in compliance in all material respects with the Anti-Kickback Statute (42 U.S.C. § 1320a-7b), Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a), the Stark Law (42 U.S.C. § 1395nn), the False Claims Act (31 U.S.C. § 3729 et seq.) and all of the regulations promulgated under all such statutes.

3.25        Insurance.  Section 3.25 of the Company Disclosure Schedule sets forth a correct and complete list of all insurance policies maintained by the Company and a description of the type of insurance covered by such policies, the dollar limit of the policies and the annual premiums for such policies.  All premiums due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies.  All such policies (i) have been issued by insurers which are reputable and financially sound and (ii) are in full force and effect.  The Company is not in material breach or default, and the Company has not taken any action or failed to take any action which, with or without the lapse of time or giving of notice or both, would constitute such a breach or default, or permit termination or modification, of any of such policies.  The Company has reported to its insurers all events that may give rise to a Claim under all insurance policies.  The Company does not maintain any material self-insurance or co-insurance programs.  As of the date of this Agreement, the Company does not have any disputed Claim or Claims with any insurance provider relating to any Claim for insurance coverage under any policy or insurance maintained by the Company.  No notice of cancellation or termination has been received by the Company with respect to any of such policies.  The consummation of the Transactions will not, in and of itself, cause the revocation, cancellation or termination of any such policy.

3.26        Foreign Corrupt Practices.  The Company has conducted and is conducting its business in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  Neither the Company nor, to the Company’s Knowledge, any of its directors, officers, agents, employees or any other Persons acting on its behalf has, in connection with the operation of its business, (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the FCPA, or any other similar applicable Law or (b) paid, accepted or received any unlawful contributions, payments, expenditures or gifts.

3.27        Export Controls.  The Company has not, since January 1, 2007, violated, in any material respect, any applicable U.S. Export and Import Laws, or made a voluntary disclosure with respect to any violation of such Laws.  The Company (a) has been and is in compliance, in all material respects, with all applicable Foreign Export and Import Laws since January 1, 2007, (b) to the extent applicable, has prepared and applied for all import and export licenses required in accordance with U.S. Export and Import Laws and Foreign Export and Import Laws for the conduct of its business and (c) has at all times been in compliance, in all material respects, with all applicable Laws relating to trade embargoes and sanctions.  No product, service or financing provided by the Company has been, directly or indirectly, sold to, provided to, or performed for or on behalf of Cuba, Iran, Libya, North Korea, Sudan, Syria or any other country or Person against whom the United States maintains economic sanctions or an arms embargo unless authorized by license or by Law.  “Foreign Export and Import Laws” means the Laws of a foreign government regulating exports, imports or re-exports to or from the foreign country, including the export or re-export of any goods, services or technical data.  “U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Laws administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Laws of the United States regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.

3.28        Sales Tracings.  The Company has requested sales tracing from its international distributors.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PARENT

Each of Merger Sub and Parent represents and warrants to the Company as follows:

4.01        Organization and Qualification.  Each of Merger Sub and Parent is a corporation duly organized, validly existing and in good standing (to the extent such concept is relevant in such jurisdiction) under the Laws of its jurisdiction of incorporation and has all requisite corporate or other power and authority to carry on its business as currently being conducted.  Each of Merger Sub and Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.  As used in this Agreement, the term “Parent Material Adverse Effect” means any fact, circumstance, effect, event, change or occurrence that would prevent or have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger in accordance with the terms hereof.

4.02        Charter Documents and Bylaws.  Parent has heretofore made available to the Company a complete and correct copy, including all amendments as in effect on the date hereof, of each of the certificate of incorporation and the bylaws of Parent, which are in full force and effect as of the date of this Agreement.  Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws.  Parent has heretofore made available to the Company a complete and correct copy, including all amendments as in effect on the date hereof, of each of the certificate of incorporation and the bylaws of Merger Sub, which are in full force and effect as of the date of this Agreement.  Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.

4.03        Authority Relative to this Agreement.  Each of Merger Sub and Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub or Parent are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the filing and recordation of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by each of Merger Sub and Parent, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the legal, valid and binding obligations of each of Merger Sub and Parent, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity.

4.04        No Violation; Required Filings and Consents.

(a)           The execution and delivery by each of Merger Sub and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Merger Sub and Parent of the Transactions will not: (i) conflict with or violate any provision of Parent’s certificate of incorporation or bylaws or conflict with or violate any provision of the certificate of incorporation or bylaws or similar organizational documents of any subsidiary of Parent (including Merger Sub), (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained or performed and all filings and obligations described in Section 4.04(b) have been made or complied with, conflict with or violate any material Law or rule of the New York Stock Exchange applicable to Parent or any of its subsidiaries or by which any asset of Parent or any of its subsidiaries is bound or affected, (iii) conflict with, result in any breach of or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require any payment under, or give rise to a loss of any benefit to which Parent or any subsidiary of Parent is entitled under, any provision of any Contract applicable to any of them or their respective properties or assets which is material to Parent and its subsidiaries, taken as a whole, or (iv) result in the creation or imposition of a Lien (other than Permitted Liens) on any asset of Parent or any of its subsidiaries, except in the case of clauses (iii) and (iv) of this Section 4.04(a), to the extent that any such conflict, violation, breach, default, right, loss or Lien would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)           The execution and delivery of this Agreement by each of Merger Sub and Parent does not, and the performance of this Agreement and the consummation by each of Merger Sub and Parent of the Transactions will not, require any consent, approval, authorization or Permit of, or filing with or notification to, any Governmental Authority or any other Person, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, the HSR Act and the rules and regulations thereunder, any required consent, approval, authorization, Permit, filing or notification pursuant to applicable foreign Antitrust Laws and regulations, the applicable rules of the New York Stock Exchange and filing and recordation of appropriate documents for the Merger as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or Permits, or to make such filings or notifications, could not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transaction.

4.05        Financial Capability.  Parent has, and will have at the Effective Time, sufficient resources available to consummate the Merger on the terms and conditions contained in this Agreement.  Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Transactions.

4.06        Brokers.  The Company will not be responsible for any broker, finder, financial adviser or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any of its subsidiaries.

4.07        Litigation.  There is no Claim or inquiry pending or, to Parent’s Knowledge, threatened against or affecting Parent that would have a Parent Material Adverse Effect.  There is no Order imposed upon Parent by or before any Governmental Authority that would have a Parent Material Adverse Effect.

4.08        Information in Proxy Statement.

(a)           Each document required to be filed by Parent with the SEC in connection with the Transactions (the “Parent Disclosure Documents”) will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)           At the time the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the information furnished by Merger Sub or Parent or any of their representatives specifically for use in the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  At the time of the filing of any Parent Disclosure Document and at the time of any distribution thereof, such Parent Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)           The representations and warranties contained in Section 4.08(a) and Section 4.08(b) will not apply to statements included in or omissions from the Parent Disclosure Documents based upon information furnished to Parent in writing by the Company or any of its representatives specifically for use therein.

4.09        Ownership of Common Shares.  As of the date of this Agreement, neither Parent nor any of its subsidiaries beneficially owns any Common Shares, other than as set forth on Section 4.09 of the Parent Disclosure Schedule.

ARTICLE 5

COVENANTS

5.01        Interim Operations.

(a)           Except as otherwise expressly contemplated or permitted by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule, as required by applicable Law, or as otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7 hereof:

(i)            the business and operations of the Company shall be conducted in the ordinary course of business consistent with past practices (including the timely filing with the SEC of all SEC Reports required to be filed by the Company under the Exchange Act or the Securities Act from the date of this Agreement to the Effective Time, and the compliance in all material respects with the applicable requirements of the Exchange Act and Securities Act, as the case may be, with respect to such SEC Reports) and the Company shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and preserve its relationships with its material customers, suppliers, licensors, licensees and distributors;

(ii)            the Company shall not (A) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock, any other securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, securities or convertible securities or any other securities or equity equivalents (including stock appreciation rights or phantom interests), except (x) for issuances of up to 33,750 Restricted Stock Units in the aggregate to (1) employees (other than officers) hired after the date of this Agreement by the Company pursuant to customary new hire packages entered into in the ordinary course of business consistent with past practices and current market practices; provided, that the Company shall not issue more than 5,000 Restricted Stock Units to any individual employee, and (2) current employees (other than officers) of the Company; provided, that the Company shall not issue more than 2,500 Restricted Stock Units to any individual employee and such issuances shall be made in lieu of ordinary course periodic issuances, (y) for issuances of Common Shares upon the exercise of Options or Warrants, or settlement of Restricted Stock or Restricted Stock Units, in each case, outstanding as of the date of this Agreement or with respect to Restricted Stock Units, issued in compliance with Section 5.01 and solely in accordance with the provisions of the Stock Plans and/or Option agreements, Warrant Agreements or Restricted Stock award or purchase agreements, as applicable, in each case, in effect on the date of this Agreement or entered into in compliance with Section 5.01 or (z) for issuances of Common Shares to participants in the Company ESPP pursuant to the terms thereof and issued in compliance with the terms of this Agreement, including Section 2.02(e), (B) repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company (including securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of the Company) except for forfeitures of Common Shares issued pursuant to Restricted Stock award or purchase agreements in effect on the date of this Agreement or for Tax withholdings and exercise price settlements upon exercise of Options or Warrants or with respect to Restricted Stock or Restricted Stock Units, in each case, outstanding as of the date of this Agreement, (C) amend or otherwise change its certificate of incorporation or bylaws, (D) split, combine or reclassify any shares of its capital stock or (E) amend or otherwise change the terms of any Options, Warrants, Restricted Stock Units or Restricted Stock;

(iii)           the Company shall not (A) declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any of its capital stock or (B) acquire or agree to acquire any asset (except raw materials, inventory or supplies in the ordinary course of business consistent with past practices and capital expenditures permitted by Section 5.01(a)(xi)), business line, division, capital stock or other equity interest of any Person;

(iv)           except as otherwise permitted by Section 5.01(a)(ii), the Company shall not (A) grant or agree to any increase, in any manner, in the compensation, severance benefits or fringe benefits of, or pay any severance or bonus to, any current or former director, officer or employee; provided that compensation increases may be made only to employees (other than officers of the Company) in the ordinary course of business consistent with past practices and consistent with current market practices pursuant to the terms of any Benefit Plan in effect on the date of this Agreement or entered into as required by this Agreement, (B) enter into any new or amend, modify or supplement any Contract (including any existing employment, consulting, severance, termination, change of control or indemnification Contract), transaction, commitment or arrangement with any current or former director, officer, employee or other affiliate of the Company, provided that the Company may enter into offer letters with new employees (other than officers) providing for customary new hire packages consistent with the Benefit Plans in effect on the date of this Agreement and may pay severance and provide other termination benefits to employees (other than officers) of the Company as may be required by the Benefit Plans in effect on the date of this Agreement, in each case, in the ordinary course of business consistent with past practices and current market practices, (C) except as may be required to comply with applicable Law and except as provided or otherwise required by this Agreement (including Section 2.02 and Section 5.17), become obligated under any Benefit Plan that was not in existence on the date of this Agreement or amend, modify or terminate any Benefit Plan or other employee benefit plan or any Contract, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date of this Agreement or (D) except as may be required to comply with applicable Law and except as provided or otherwise required by this Agreement (including Section 2.02 and Section 5.17), pay any benefit not required by any plan or arrangement (including any Benefit Plan) as in effect as of the date of this Agreement (including the granting of, acceleration of exercisability of or vesting of stock options, stock appreciation rights, restricted stock or restricted stock units; provided, however, that the foregoing restriction shall not exclude the grant of any stock options, restricted stock or restricted stock units granted (in accordance with the terms of Section 5.01(a)(ii)) to any employee (other than any officer) newly hired by the Company after the date of this Agreement);

(v)           the Company shall not sell, lease, license, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its properties or assets that are material, individually or in the aggregate, to the Company other than sales of inventory and other assets in the ordinary course of business consistent with past practices;

(vi)           the Company shall not (A) incur, assume, pre-pay, discharge or satisfy any Indebtedness or enter into any Contract to incur, assume, pre-pay, discharge or satisfy any Indebtedness, other than in the ordinary course of business consistent with past practices pursuant to letters of credit, lines of credit or other credit facilities or arrangements disclosed on Section 5.01(a)(vi) of the Company Disclosure Schedule, or guarantee, or agree to guarantee, any such Indebtedness or obligation of another Person, or issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of the Company, guarantee any debt securities of others, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any Contract or arrangement having the economic effect of any of the foregoing or (B) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any Person, other than cash advances to the Company’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practices;

(vii)          the Company shall not adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(viii)         the Company shall not enter into, or amend, modify, elect not to renew or terminate or waive, release or assign any rights under, any Material Contract, provided, however, that the Company may (A) amend, modify, elect not to renew or terminate or waive, release or assign any rights under, any Material Contract described in subparagraphs (ii), (iii), (vii), (xii), (xiii), (xvi), (xix) and (xx) of Section 3.16(a)) in a manner that is not adverse to the Company and which is in the ordinary course of business consistent with past practices and (B) enter into any new Material Contract of the type described in subparagraphs (ii), (iii), (vii), (xii), (xiii), (xvi), (xix) and (xx) of Section 3.16(a) in the ordinary course of business consistent with past practices.

(ix)           the Company shall not renew any of its distribution agreements for a period of more than one (1) year from the date of expiration of the then current term of any such distribution agreement;

(x)            except for customer (including distribution) Contracts entered into in the ordinary course of business consistent with past practices, the Company shall not renegotiate or enter into any new Material Contract or arrangements relating to any Proprietary Rights;

(xi)           the Company shall not make any capital expenditure or commitments not consistent with expenditures in the Company’s capital budget for 2010 or 2011 provided to Parent prior to the date hereof and summarized in Section 5.01(a)(xi) of the Company Disclosure Schedule;

(xii)          the Company shall not make any material changes in its standardized sales terms and conditions other than in the ordinary course of business consistent with past practices;

(xiii)         the Company shall not enter into any settlement, conciliation or similar Contract with any Governmental Authority;

(xiv)         the Company shall not (A) settle or compromise any pending or threatened Claim, except with respect to the settlement or compromise of any such Claim (x) where the full amount paid or to be paid is covered by insurance coverage maintained by the Company (subject to any applicable deductibles or retention amounts) or (y) that is not covered by insurance and where the full amount paid or to be paid does not exceed $25,000 individually, (B) change any of the accounting policies, practices or procedures (including material Tax accounting methods, periods, policies, practices or procedures) or any of its methods of reporting income, deductions or other items for financial accounting purposes, except as may be required as a result of a change in GAAP enacted after the date of this Agreement or (C) except in the ordinary course of business consistent with past practices, make, change or rescind any material Tax election, enter into any material closing agreement relating to Taxes, settle or compromise any material Tax liability, audit, Claim, proceeding or assessment, file any material amended Tax Return, surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax liability or assessment;

(xv)          the Company shall not allow any material Company Proprietary Rights to become abandoned or expired for failure to make required filings or pay required fees;

(xvi)         the Company shall not agree or commit to do any of the foregoing (other than as permitted by clause (i) above); and

(xvii)        the Company shall use commercially reasonable efforts to maintain its inventory of supplies and components necessary for the manufacture of the Company's products at adequate levels as required to operate the business.

(b)           If the Company shall desire to take an action which would be prohibited pursuant to Section 5.01(a) without the written consent of Parent, prior to taking such action the Company shall request such written consent by sending an email or facsimile to each of the following individuals, and may not take such action until such consent (which consent shall not be unreasonably withheld, conditioned or delayed) in writing has been received from any of the following individuals:

Carl Rickenbaugh
Director, New Business Development
Email:  carl.rickenbaugh@crbard.com
Fax:  (480) 449-2569

John D. Kondrosky
Vice President and General Manager (Bard Canada, Inc.)
Email:  john.kondrosky@crbard.com

In each case, with a copy (which shall not constitute notice) to:
Jim Beasley
Group Vice President
Email:  jim.beasley@crbard.com
Fax:  (480) 303-2725

5.02        Stockholders Meeting; Preparation of Proxy Statement.

(a)           The Company, acting through the Company Board, shall, in accordance with applicable Law and its certificate of incorporation and bylaws, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders Meeting”) as promptly as reasonably practicable following the clearance by the SEC of the Proxy Statement for the purpose of considering and voting upon the approval and adoption of this Agreement and such other matters as may be necessary to effectuate the Transactions.  The Company Board shall (i) recommend to the stockholders of the Company the approval and adoption of this Agreement, (ii) include in the Proxy Statement such recommendation of the Company Board that the stockholders of the Company vote in favor of the approval and adoption of this Agreement, (iii) use all reasonable efforts to solicit such approval from the stockholders of the Company and (iv) not withdraw or modify such favorable recommendation, provided however, if the Company Board shall have effected a Recommendation Change in accordance with Section 5.09(b), then the Company Board shall not be required to comply with subparagraphs (i), (ii) and (iv) above.  The Proxy Statement shall include a copy of the Fairness Opinion and (subject to Section 5.09(b) hereof) the recommendation by the Company Board of this Agreement and the Merger.

(b)           As promptly as reasonably practicable following the execution of this Agreement, and in connection with the Stockholders Meeting, the Company shall (i) prepare and, after prior review and approval by Parent and Merger Sub, file with the SEC, use its commercially reasonable efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as reasonably practicable the Proxy Statement and all other proxy materials required in connection with such meeting, (ii) notify Merger Sub and Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Merger Sub and Parent copies of all correspondence between the Company or any representative of the Company and the SEC, (iii) give Merger Sub and Parent and their counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, (iv) use commercially reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the Merger and (v) otherwise use its commercially reasonable efforts to comply with all legal requirements applicable to the Stockholders Meeting.  If at any time prior to the Effective Time any information should be discovered by any party hereto which should be set forth in a supplement or amendment to the Proxy Statement in order to ensure that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the stockholders of the Company.

(c)           Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholders Meeting (i) if, on the basis of advice of outside counsel, it is necessary to do so in order to ensure that any information requested specifically by the SEC or discovered by any party hereto that should be set forth in a supplement or amendment to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, is provided to the Company’s stockholders or (ii) if as of the time for which the Stockholders Meeting is originally scheduled there are insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Stockholders Meeting.

5.03        Filings and Consents.

(a)           Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company, on the other hand, shall make merger notification filings, at such times as are consistent with its legal counsel’s judgment (but in no event, in the case of clause (x) hereof, later than twenty (20) Business Days following the execution and delivery of this Agreement) with (x) the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, and (y) any foreign Governmental Authority that the parties reasonably determine are necessary to be made under any other Antitrust Laws.  Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or Orders or requested to be made by any Governmental Authority in connection with the Transactions, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Authority in connection with such filings or submissions, and (iii) use all reasonable efforts to cause the expiration or termination of the applicable waiting periods under any applicable Laws or Orders as soon as reasonably practicable.  If and to the extent necessary to consummate and make effective the Transactions, to resolve objections, if any, as the FTC, the DOJ, or any other Governmental Authority may assert under any applicable Laws or Orders with respect to the Transactions, and/or to avoid or eliminate each and every impediment under any Law or Order that may be asserted by the FTC, the DOJ or any other Governmental Authority with respect to the Transactions so as to enable consummation of the Transactions in the most expeditious manner practicable, Parent, the Company and their respective Subsidiaries shall promptly (and in any event on or before six (6) months from the date of this Agreement) agree to any sale, divestiture, license or other disposition of any business, product line or asset of the Company that is not, taken as a whole or individually, in the Parent’s reasonable judgment, material to the Company’s business (including any hold separate order related to such sale, divestiture, license or disposition), and the imposition of any restriction or limitation on the ability of any of them to own or exercise control of such non-material business, product line or asset of the Company (any such sale, divestiture, license, disposition, hold separate, restriction or limitation, a “Non-Material Divestiture”), and shall consummate any such Non-Material Divestiture in the most expeditious manner practicable (and in any event on or before the Expiration Date, consistent with Section 7.02(b)).  Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require (i) Parent and/or Merger Sub (or their affiliates, if applicable) to sell, divest, license, dispose of, hold separate, restrict or otherwise limit any of their own businesses, product lines or assets or (ii) Parent, Merger Sub or the Company to sell, divest, license, dispose of, hold separate, restrict or otherwise limit any business, product line or asset of the Company which is, taken as a whole or individually, in the Parent’s reasonable judgment, material to the Company’s business.

(b)           Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the Transactions in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any proceedings initiated by a private party.  If any party hereto or affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to this Agreement or the Transactions, (ii) keep the other party reasonably apprised with respect to any communications with any Governmental Authority regarding this Agreement or the Transactions, (iii) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending this Agreement or the Transactions, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, and (iv) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to this Agreement or the Transactions.  Any such disclosures or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.

5.04        Access to Information.  From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article 7, and subject to the requirements of any Law, including (a) any Antitrust Law, (b) any applicable Law protecting the privacy of employees and personnel files, (c) applicable undertakings given by the Company to others requiring confidential treatment of documents and (d) appropriate limitations on the disclosure of information to maintain attorney-client privilege, the Company will, and will cause each of its affiliates, and each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, the “Company Representatives”) to, give Merger Sub and Parent and their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors, representatives, consultants and financing sources (collectively, the “Parent Representatives”) reasonable access, upon reasonable notice and during the Company’s normal business hours, to the offices and other facilities, to the officers and other Company Representatives, and to the books and records of the Company and will cause the Company Representatives to furnish or make available to Parent, Merger Sub and the Parent Representatives such financial and operating data and such other information with respect to the business and operations of the Company as Parent, Merger Sub or the Parent Representatives may from time-to-time reasonably request.  Any investigation pursuant to this Section 5.04 and information provided, made available or delivered to Parent, Merger Sub or any Parent Representative pursuant to this Section 5.04 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or create a risk of damage or destruction to any property or assets of the Company.  Each of Parent and Merger Sub will, and will cause the Parent Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement (as defined below).  Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated as of January 5, 2010 (the “Confidentiality Agreement”), between Parent and the Company shall apply to all information furnished to any Parent Representative by any Company Representative hereunder or thereunder.  No investigation pursuant to this Section 5.04 or information provided, made available or delivered to Parent, Merger Sub or any Parent Representative pursuant to this Section 5.04 shall affect any representations, warranties, covenants, conditions, remedies or rights of the parties hereto contained in this Agreement.

5.05        Public Announcements.  Promptly following the execution of this Agreement, each of Parent and the Company may issue a press release, in each case, in a form mutually agreed to by Parent and the Company announcing the execution of this Agreement and the Transactions.  Thereafter, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, hereby agrees to (a) consult promptly with the other party prior to issuing any press release or otherwise making any public statement with respect to the Merger and the Transactions and (b) provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review by the other party, unless required by applicable Law or rules and regulations of any securities exchange, in which case the party shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.  Notwithstanding the foregoing, the restrictions set forth in this Section 5.05 shall not apply to any release or announcement made or proposed to be made by the Company following a Recommendation Change.

5.06        Indemnification; Directors’ and Officers’ Insurance.

(a)           The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the certificate of incorporation and the bylaws of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and director exculpation substantially similar to those set forth in the Company’s certificate of incorporation and bylaws as in effect at the date of this Agreement (to the extent consistent with applicable Law), which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Persons who at any time prior to the Effective Time were entitled to indemnification, advancement of expenses or exculpation under the Company’s certificate of incorporation or bylaws in respect of actions or omissions occurring at or prior to the Effective Time (including the Transactions), unless otherwise required by applicable Law.  In addition, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor and fulfill in all respects the obligations of the Company under those indemnification agreements set forth on Section 5.06(a) of the Company Disclosure Schedule.

(b)           From and after the Effective Time and until the expiration of any applicable statutes of limitation, to the fullest extent permitted by applicable Law (but subject to Section 5.06(c)), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless each Person who is or has been prior to the date of this Agreement or who becomes prior to the Effective Time an officer, director, employee or agent of the Company (collectively, the “Indemnified Parties”) against all losses, Claims, damages, judgments, fines, fees and expenses (including reasonable attorneys’ fees and investigation expenses), liabilities or amounts that are paid in settlement of, or otherwise incurred (“Losses”) (but only to the extent such Losses are not otherwise covered by insurance and paid), in connection with any Claim, whether civil, criminal, administrative or investigative, to which any Indemnified Party is or may become a party to by virtue of his or her service as a present or former director, officer, employee or agent of the Company and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time (including the Transactions), in each case, to the fullest extent permitted under the DGCL and provided in the Company’s certificate of incorporation and bylaws as in effect at the date of this Agreement (and shall pay expenses in advance of the final disposition of the Claim(s) that are reasonably incurred in defending any such Claim to each Indemnified Party to the fullest extent permitted under the DGCL as provided in the Company’s certificate of incorporation and bylaws as in effect at the date of this Agreement, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by the DGCL).

(c)           Any Indemnified Party wishing to claim indemnification under this Section 5.06 after the Effective Time, upon learning of any such Claim, shall notify the Surviving Corporation thereof; provided, however, the failure to so notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability that the Surviving Corporation may have under this Section 5.06, except to the extent such failure materially prejudices the Surviving Corporation.  In the event of any such Claim, the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or if there is an actual or potential conflict of interest between, or different defenses exist for the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain counsel reasonably satisfactory to the Surviving Corporation and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received by the Surviving Corporation; provided, however, that (i) the Surviving Corporation shall not, in connection with any such Claim or separate but substantially similar Claims arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, (ii) the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent and (iv) neither the Surviving Corporation nor any of its affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, investigation or inquiry for which indemnification may be sought by an Indemnified Party under this Agreement, without such Indemnified Party’s prior written consent, unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)           Effective upon the Effective Time, Parent shall cause to be purchased and maintained a six (6) year “tail” prepaid liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy on terms, including with respect to coverage and amount, no less favorable to such directors and officers than those of such policy in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)           This Section 5.06 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs, legal representatives, successors, assigns and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns.  The provisions of this Section 5.06 are in addition to, and not in substitution for, any other rights to indemnification that the Indemnified Parties, their heirs and personal representatives may have by contract or otherwise.

(f)           If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, as a condition to such consolidation, merger, transfer or conveyance, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume and agree to perform the obligations set forth in this Section 5.06.

5.07        Further Assurances; Commercially Reasonable Efforts.  Except as otherwise provided in this Agreement, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, each of the parties hereto shall cooperate with the other parties and use (and shall cause its subsidiaries and affiliates to use) commercially reasonable efforts to take, or cause to be taken, all such actions, and to do, or cause to be done, all such things as may be necessary or appropriate in order to effectuate, as expeditiously as practicable, the Merger and the Transactions, including causing the conditions to the Merger set forth in Article 6 to be satisfied.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent fee, “profit sharing” payment or other consideration (including increased rent or other payments), or to provide any additional security (including a guaranty), to obtain the consent of any third party under any Contract.

5.08        Third Party Standstill Agreements.  From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, (a) the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill Contract to which the Company is a party (other than involving Parent or its affiliates) and (b) the Company agrees to use commercially reasonable efforts to enforce the provisions of any such Contracts, including seeking injunctions to prevent any breaches of such agreements or to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction.

5.09        No Solicitation.

(a)           From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article 7, the Company and its officers and directors shall not, and the Company shall cause the Company Representatives not to, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiry in connection with, or the making of any proposal from any Person that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined in Section 5.09(f)), (ii) maintain or continue, or enter into or participate in, any discussion or negotiation with any Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) regarding an Acquisition Proposal, or furnish to any Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) any information or otherwise cooperate in any way with, or assist or participate in, any effort or attempt by any other Person (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) to make or effect an Acquisition Proposal, or (iii) (A) except as set forth in Section 5.09(b), withdraw or modify (in a manner adverse to Parent) its approval or favorable recommendation of this Agreement and the Merger, or approve, endorse or recommend an Acquisition Proposal or (B) enter into any Contract, arrangement or understanding with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); provided, however, that nothing contained in this Section 5.09 or any other provision of this Agreement shall prohibit the Company Board, directly or indirectly through the Company Representatives, prior to obtaining the Stockholder Approval, from furnishing non-public information to, or entering into or participating in discussions or negotiations with, any Person that makes an unsolicited written, bona fide Acquisition Proposal (which did not result from a breach of this Section 5.09) that provides for per Common Share consideration that is greater than the Merger Consideration if (A) the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, (B) prior to entering into or participating in discussions with such Person, the Company Board determines in good faith, after consultation with its outside legal counsel and the Financial Advisor or other independent financial advisor of nationally recognized reputation, that the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in Section 5.09(g)) and (C) prior to furnishing any non-public information to, or entering into or participating in discussions or negotiations with, such Person, (x) the Company receives from such Person an executed confidentiality Contract (which Contract shall be provided to Parent for informational purposes) with terms no less favorable to the Company than those contained in the Confidentiality Agreement, it being understood and agreed that such confidentiality Contract need not contain a “standstill” or other similar provision that prohibits such third party from making any proposal to acquire the Company, acquire securities of the Company or nominate for election members of the Company Board (such confidentiality Contract, an “Acceptable Confidentiality Agreement”) and (y) concurrently with its delivery to such Person, the Company delivers to Parent and Merger Sub all such information not previously provided to Parent and Merger Sub.

(b)           Notwithstanding anything to the contrary contained in Section 5.02(a), the Company Board may, prior to Stockholder Approval at the Stockholders Meeting, (x) withdraw or modify (in a manner adverse to Parent) its approval or recommendation of this Agreement and the Merger, (y) approve or recommend any Acquisition Proposal or (z) recommend that the stockholders of the Company reject this Agreement or the Merger (each Company Board action set forth in clauses (x) through (z) of this Section is referred to herein as a “Recommendation Change”) if the Company Board determines in good faith, after consultation with its outside legal counsel and the Financial Advisor or other independent financial advisor of nationally recognized reputation, that such Acquisition Proposal constitutes a Superior Proposal; provided, that prior to reaching such conclusions (A) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to effect such Recommendation Change relating to such Superior Proposal would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; (B) the Company shall have notified Parent in writing that it intends to effect such Recommendation Change relating to such Superior Proposal, attaching the current version of the definitive agreement relating to such Superior Proposal (a “Superior Proposal Notice”) (it being understood that the Superior Proposal Notice shall not constitute a Recommendation Change for purposes of this Agreement); (C) if requested by Parent, the Company shall have made the Company Representatives available to discuss with the Parent Representatives, and to negotiate in good faith with the Parent Representatives, any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day period following delivery by the Company to Parent of such Superior Proposal Notice; and (D) if Parent shall have delivered to the Company during such three (3) Business Day period a written, binding and irrevocable (through the expiration of such three (3) Business Day period) offer which is set forth in a definitive written amendment to this Agreement delivered to the Company and executed on behalf of Parent and Merger Sub, the Company Board shall have determined in good faith, after considering the terms of such offer by Parent, that the Acquisition Proposal giving rise to such Superior Proposal Notice continues to constitute a Superior Proposal. If the Company Board shall have determined that such Acquisition Proposal no longer constitutes a Superior Proposal or if the terms of any Acquisition Proposal are modified in any material respect, then, in each case, any such modified Acquisition Proposal from the party that submitted such Acquisition Proposal shall require a new Superior Proposal Notice and a new three (3) Business Day period as set forth above.

(c)           The Company (i) will promptly (and in no event later than within 24 hours) notify Parent orally and in writing of the receipt by the Company of any Acquisition Proposal or any inquiry or request for discussion regarding an Acquisition Proposal including any request for information, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry (including copies of any document or correspondence evidencing such Acquisition Proposal or inquiry) and (ii) will keep Parent informed of any material changes (including any changes to price, merger consideration, financing terms, if any, and closing conditions) to any such Acquisition Proposal, inquiry or request.  The Company shall not, and shall cause the Company Representatives not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information relating to the Company to Parent, and the Company is not currently a party to any Contract that prohibits the Company from providing the information relating to the Company described in this Section 5.09(c) to Parent.

(d)           Nothing contained in this Agreement shall prevent the Company Board from (i) taking, and disclosing to the Company’s stockholders, a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer or exchange offer that is an Acquisition Proposal or (ii) making any disclosure to the Company’s stockholders that the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, so long as the Company at least one (1) Business Day prior to making such disclosure notifies Parent (or as soon as possible if notifying Parent at least one (1) Business Day prior to making such disclosure is impractical) and, if requested in writing by Parent, such disclosure shall contain a reaffirmation of the Company Board’s recommendation to the stockholders of the Company to approve and adopt this Agreement; provided, however, if Parent requests reaffirmation in writing and the Company fails to make such reaffirmation in such disclosure, then such failure shall be deemed to be a Recommendation Change; provided further, that none of the Company, the Company Board or any Company Representative, except as permitted by Section 5.09(b), shall propose to approve or recommend any Acquisition Proposal or make a Recommendation Change.  For the avoidance of doubt, a “stop, look or listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Recommendation Change.

(e)           The Company shall immediately cease, and cause each Company Representative to immediately cease, any and all existing activities, discussions or negotiations with any parties (other than Merger Sub, Parent or any of the Parent Representatives, as applicable) conducted heretofore with respect to any Acquisition Proposal, and shall promptly request any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with such Acquisition Proposal to return or destroy all such information in the possession of any such party or its representatives.

(f)           For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal for a merger, acquisition, recapitalization, consolidation, tender offer, exchange offer or similar transaction involving, or any proposal or offer to purchase or acquire in any manner (A) assets representing 20% or more of the assets of the Company or (B) an equity interest in 20% or more of the voting securities of the Company, other than the Transactions contemplated by this Agreement.

(g)           For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal by a Person other than Parent, Merger Sub or any of their respective affiliates (substituting 50% for the 20% thresholds set forth in the definition of “Acquisition Proposal”) that the Company Board has determined in good faith, after consultation with its outside counsel and the Financial Advisor or other independent financial advisor of nationally recognized reputation, and taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, (i) is more favorable from a financial point of view to the Company’s stockholders than the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal) and which such Acquisition Proposal, if it includes non-cash consideration, would result in the receipt by the Company’s stockholders of consideration economically superior to the consideration such holders are to receive in the Merger; (ii) is reasonably capable of being consummated no later than nine (9) months from the receipt of such Acquisition Proposal; and (iii) for which financing, to the extent required, is then fully committed.

5.10        Termination of Registration.  Each of the parties hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions reasonably necessary to terminate the registration of the Common Shares under the Exchange Act; provided that such termination shall not be effective until or after the Effective Time.

5.11        Employment Matters.

(a)           From and after the Effective Time, the Surviving Corporation  shall (and Parent shall cause the Surviving Corporation to) honor the change in control agreements set forth on Section 5.11(a) of the Company Disclosure Schedule in accordance with their terms as in effect immediately prior to the Effective Time; provided, that nothing in this sentence shall prohibit Parent from amending or terminating, or from causing the Surviving Corporation to amend or terminate, any such change in control agreement in accordance with its terms or if otherwise required by applicable Law (with the consent of the employee covered by any such change in control agreement if required).

(b)           Until the date which is three (3) months after the Effective Time, Parent shall or shall cause the Surviving Corporation to provide, to each individual who is actively employed by the Company immediately prior to the Effective Time and who remains an employee of the Surviving Corporation during such period (each, a “Continuing Employee”), (i) at least the same level of base salary or regular wages and (ii) employee benefits that are no less favorable in the aggregate, than those provided by the Company to Continuing Employees generally immediately prior to the Effective Time pursuant to the Benefit Plans (excluding any change in control and equity benefits).  Following the Effective Time, Parent agrees that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Effective Time (if any) and any other employee benefit plans covering Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company) with the Company prior to the Effective Time for purposes of eligibility to participate and vesting only; provided, however, that such service need not and shall not be credited for new Parent equity-based awards or for benefit accrual purposes under any Post-Closing Plan.  In addition, and without limiting the generality of the foregoing, for the calendar year including the Effective Time: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Post-Closing Plans (other than the Benefit Plans) to the extent coverage under any such Post-Closing Plan replaces coverage under a comparable Benefit Plan in which such Continuing Employee participates immediately before the Effective Time; (ii) the Continuing Employees and his or her covered dependents shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental, pharmaceutical, vision and/or disability benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts previously credited for such purposes under comparable Benefit Plans that provide medical, dental, pharmaceutical, vision and/or disability benefits (the “Company Welfare Plans”); and (iii) any waiting periods, pre-existing condition exclusions, and evidence of insurability requirements contained in such Post-Closing Welfare Plans shall be waived for such Continuing Employee and his or her covered dependents (except to the extent any such waiting period, pre-existing condition exclusion, or evidence of insurability requirement was in effect with respect to such individual and had not been satisfied under the applicable Company Welfare Plan in which the individual then participates or participated as of immediately prior to the Effective Time).  Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time (the “Current PTO Liability”) shall be credited to such Continuing Employee following the Effective Time.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, (ii) be construed as an amendment of any employee benefit plan or policy of Parent or the Surviving Corporation or their affiliates, or (iii) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of the Company in respect of their employment or any other matter.

5.12        Merger Sub.  Parent will take all action necessary (a) to cause Merger Sub to perform its obligations under this Agreement to consummate the Merger on the terms and conditions set forth in this Agreement and (b) to ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement.

5.13        Stockholder Litigation.  The Company shall promptly advise Parent in writing of any Claim brought by any stockholder of the Company against the Company and/or its directors (in their capacity as such) relating to this Agreement or the Transactions.  Each of the parties hereto shall give the others the reasonable opportunity to participate in the defense of any stockholder Claim against the Company, Parent or Merger Sub, as applicable, and their respective directors (in their capacity as such) relating to this Agreement or the Transactions.  The Company shall not settle any Claim currently pending, or commenced after the date of this Agreement, against the Company or any of its directors (in their capacity as such) by any stockholder of the Company or holder of any Options, Warrants, Restricted Stock or Restricted Stock Units relating to this Agreement or the Transactions, in each case, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.14        Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary and permitted to cause the Transactions, including any dispositions of Company Shares (including derivative securities with respect to such Common Shares and including the deemed disposition and cancellation of the Options in the Merger) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15        State Takeover Statutes.  If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover Laws in the United States (including Section 203 of the DGCL) is or may become applicable to the Transactions, the parties shall use commercially reasonable efforts to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby, which efforts shall include the Company Board taking all actions permitted under Applicable Law to render such statutes inapplicable to the Transactions.

5.16        Notification of Certain Matters.  The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company of (a) any written notice or other communication received from any Person alleging that the consent of such Person is required in connection with the Transactions, (b) any notice from any Governmental Authority in connection with the Transactions, (c) any actions, suits, Claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Transactions, (d) the discovery of any fact or circumstance, or the occurrence or non-occurrence of any event, that would reasonably be expected to cause (i) any representation or warranty made by such party contained in this Agreement that is qualified as to materiality or “Company Material Adverse Effect” or “Parent Material Adverse Effect,” as applicable, to be untrue or inaccurate (ii) any representation or warranty made by such party contained in this Agreement that is not qualified as to materiality or “Company Material Adverse Effect” or “Parent Material Adverse Effect,” as applicable, to be untrue or inaccurate in any manner that would cause the condition set forth in Section 6.02(a) or Section 6.03(a), as the case may be, to not be satisfied or (iii) any other condition to the Merger set forth in Article 6 to be incapable of being satisfied prior to the Expiration Date, and (e) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.16 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

5.17        Retention Agreements.  Parent shall provide certain employees individual retention agreements prepared by Parent (the “Retention Agreements”); provided that no Retention Agreement shall require the Company to make any payments to any employees prior to the Effective Time.  The Company shall (i) assist Parent, as and to the extent reasonably requested by Parent, in the creation of the Retention Agreements, (ii) provide Parent with such information regarding its employees as may be reasonably requested by Parent for such purposes, which information may include employee names, addresses, titles, compensation and current equity holdings, (iii) provide Parent access to the Company’s employees and (iv) cause a duly authorized officer of the Company to execute the Retention Agreements on behalf of the Company.  In the event any employees shall enter into Retention Agreements, from the date of entering into the Retention Agreements until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall not terminate, amend, withdraw, revoke, modify or waive any provision of any Retention Agreement without Parent's prior written approval

5.18        Corrective Action Plan.  The Company shall in all material respects comply with and implement the corrective action plans set forth on Section 5.18 of the Company Disclosure Schedule; provided, however, that this Section 5.18 shall have no effect following the occurrence of a Warning Letter Event, in which case Parent’s sole and exclusive recourse shall be a termination of this Agreement pursuant to Section 7.03(c)(i) with concurrent payment of the Reverse Break Up Fee pursuant to Section 8.01(d).

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.01        Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law), at or before the Effective Time, of each of the following conditions:

(a)           Company Stockholder Approval.  The Company shall have obtained Stockholder Approval in accordance with the DGCL, and the Company’s certificate of incorporation and bylaws;

(b)           No Orders and Injunctions.  No Governmental Authority in the United States or in any of the jurisdictions set forth in Section 6.01(b) of the Parent Disclosure Schedule (the “Identified Jurisdictions”), shall have enacted, issued, promulgated, enforced or entered any Law or Order that is then in effect and that has the effect of preventing or prohibiting the consummation of the Merger or otherwise imposing material limitations on the ability of Merger Sub and Parent to effectively acquire, hold or operate the business of the Company or Parent; provided, however, that each of the parties hereto shall use its commercially reasonable efforts to appeal any such Order or otherwise have any such Order vacated or removed; and

(c)           Antitrust Approvals.  (i) Any waiting period (and any extension thereof) under the HSR Act shall have expired or terminated and (ii) any waiting period (and any extension thereof), and any necessary consents, approvals, Permits of, authorizations from, notifications to and filings with any Governmental Authorities, under any Antitrust Laws of the Identified Jurisdictions, to the extent applicable, shall have been made or obtained.

6.02        Conditions to Obligations of Merger Sub and Parent.  The obligations of each of Merger Sub and Parent to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by Parent in writing prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Company Material Adverse Effect (other than (i) the representations and warranties set forth in Sections 3.02, 3.03 (except as set forth in clause (ii) below), 3.04, 3.05, 3.18, 3.19 and 3.20 which shall be true and correct in all respects and (ii) the representations and warranties set forth in Section 3.03 which shall be true and correct in all respects, except for insignificant deviations in numerical amounts set forth in the second, third and fourth sentence of Section 3.03, in each case, as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as if made as of such earlier date)); provided, however, that for purposes of determining the accuracy of such representations and warranties, all “Company Material Adverse Effect” qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded;

(b)           Covenants and Agreements.  The Company shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time;

(c)           Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect which is then continuing.  For the avoidance of doubt, Parent may not assert that the condition in this Section 6.02(c) has not been satisfied if the fact, circumstance, effect, event, change or occurrence giving rise to such Company Material Adverse Effect was disclosed in the Company Disclosure Schedule;

(d)           Officers’ Certificate.  At the Closing, the Company shall deliver an Officers’ Certificate, duly executed by the Company’s Chief Executive Officer or Chief Financial Officer on behalf of the Company and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.02(a), (b) and (c) above have been satisfied; and

(e)           Dissenting Shares.  The Dissenting Shares shall not constitute more than 10% of the aggregate number of Common Shares outstanding as of the date of this Agreement.

6.03        Conditions to Obligation of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by the Company in writing prior to the Effective Time:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Parent Material Adverse Effect (other than the representations and warranties set forth in Section 4.03 and Section 4.05, which shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date); provided, however, that for purposes of determining the accuracy of such representations and warranties, all “Parent Material Adverse Effect” qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties shall be disregarded;

(b)           Covenants and Agreements.  Each of Merger Sub and Parent shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by them or complied with by them under this Agreement at or prior to the Effective Time; and

(c)           Officers’ Certificate.  At the Closing, each of Merger Sub and Parent shall deliver an Officers’ Certificate, duly executed by their respective Chief Financial Officers on behalf of Merger Sub and Parent and dated as of the Closing Date, stating that the conditions to Closing set forth in Sections 6.03(a) and (b) above have been satisfied.

ARTICLE 7

TERMINATION

7.01        Termination by Mutual Consent.  This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after Stockholder Approval, by the mutual written consent of the Company (acting under the direction of the Company Board) and Parent.

7.02        Termination by Parent or the Company.  This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after Stockholder Approval, by Parent, on the one hand, or the Company, acting under the direction of the Company Board, on the other hand, if:

(a)           any Governmental Authority shall have (i) notified Parent or Company, or shall have announced, that it has voted to challenge the consummation or legality of the Merger in a judicial or administrative proceeding; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party that has failed to perform in all material respects its obligations under Section 5.03, Section 5.07 or the proviso contained in Section 6.01(b); or (ii) issued or entered any Order that is in effect and has the effect of preventing or prohibiting the consummation of the Merger;

(b)           the Merger shall not have been consummated on or before six (6) months from the date of this Agreement; provided, however, that if on such date, all of the conditions to the Merger set forth in Article 6, other than (x) any of the conditions that by their nature are only to be satisfied at the Effective Time and (y) any of the conditions set forth in or Section 6.01(b) and Section 6.01(c) (but solely, in the case of Section 6.01(b), to the extent the matter giving rise to the failure of such condition is related to Antitrust Laws), have been satisfied or waived in writing, then at the election of either the Company or Parent, such date shall be extended for up to three (3) months (such date, as may be so extended, the “Expiration Date”); provided, however, that Parent and the Company shall use commercially reasonable efforts to consummate any necessary Non-Material Divestiture prior to the Expiration Date; and provided, further, that the right to terminate this Agreement under this Section 7.02(b) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of or principally resulted in the failure of the Merger to have been consummated on or before the Expiration Date; or

(c)           upon a vote at a duly held Stockholders Meeting (including any adjournment or postponement thereof) to obtain Stockholder Approval in accordance with this Agreement, Stockholder Approval shall not have been obtained.

7.03        Termination by Parent.  This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after Stockholder Approval, by Parent, if:

(a)           the Company shall have breached any of its representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Terminating Company Breach”) and such Terminating Company Breach (i) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) has not been cured within thirty (30) days after written notice thereof is received by the Company; provided that Parent shall have no right to terminate this Agreement in connection with a Terminating Company Breach if there is an uncured Terminating Merger Sub Breach at the time of the Terminating Company Breach or at the time of the purported termination in connection with a Terminating Company Breach;

(b)           a Recommendation Change shall have occurred; or

(c)           the Company (i) receives any warning letter, or similar written notice, or correspondence from the FDA or any other Governmental Authority regulating medical devices, relating to quality issues, that in the opinion of Parent, would reasonably be expected to materially impair, or lead to actions that materially impair, the business of the Company (a “Warning Letter Event”); provided that concurrently with and as a condition to the termination of this Agreement, Parent pays the Reverse Break Fee, and/or (ii) receives notice of, or is subject to, any consent decree relating to FDA regulatory or quality issues.

7.04        Termination by the Company.  This Agreement may be terminated by the Company, acting under the direction of the Company Board, and the Merger and other Transactions may be abandoned if:

(a)           at any time prior to the Effective Time, before or after Stockholder Approval, Merger Sub or Parent shall have breached any of their respective representations, warranties, covenants or other agreements set forth in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement (in either case, a “Terminating Merger Sub Breach”) and such Terminating Merger Sub Breach (i) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) is not cured within thirty (30) days after written notice thereof is received by Merger Sub and Parent; provided that the Company shall have no right to terminate this Agreement in connection with a Terminating Merger Sub Breach if there is an uncured Terminating Company Breach at the time of the Terminating Merger Sub Breach or at the time of the purported termination in connection with a Terminating Merger Sub Breach; or

(b)           at any time prior to Stockholder Approval, (i) a valid Recommendation Change shall have occurred after the Company shall have complied with the procedures set forth in Section 5.09(b) and (ii) concurrently with and as a condition to the termination of this Agreement pursuant to this Section 7.04(b), the Company enters into a definitive Contract relating to an Acquisition Proposal not solicited in violation of Section 5.09 that constitutes a Superior Proposal and pays Parent the Break Up Fee (as defined in Section 8.01(b)).

7.05        Effect of Termination.  Any proper and valid termination of this Agreement pursuant to this Article 7 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement and abandonment of the Merger and other Transactions pursuant to this Article 7, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party or its officers, directors, stockholders, affiliates and agents, other than the provisions of the third to last and penultimate sentences of Section 5.04 and the provisions of Sections 5.05, 7.05, and Article 8; provided, however, that nothing herein shall relieve any party hereto from liability for fraud or any intentional or willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

ARTICLE 8

MISCELLANEOUS

8.01        Payment of Fees and Expenses.

(a)           Except as set forth in Section 8.01(b) or as otherwise specified in this Agreement, each of the parties hereto shall bear its own Expenses incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Merger and the Transactions.  “Expenses” as used in this Agreement shall include all out of pocket expenses (including all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, financial printers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions and all other matters contemplated by this Agreement, together with any out of pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise.

(b)           If this Agreement is terminated (i) by the Company or by Parent pursuant to Section 7.02(b) or Section 7.02(c) and prior to the Stockholders Meeting, an Acquisition Proposal (which, for purposes of this Section 8.01(b)(i), shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 5.09(f), except that all references to “20% or more” shall be deemed references to “more than 50%”) shall have been made (other than by Parent, Merger Sub or their respective affiliates) directly to the holders of Common Shares or shall otherwise have been publicly known and such Acquisition Proposal had not been withdrawn at the time of the Stockholders Meeting, and at any time within twelve (12) months after such termination, either the Company has entered into a definitive Contract relating to any Acquisition Proposal or a transaction contemplated by an Acquisition Proposal has been consummated, (ii) by Parent pursuant to Section 7.03(b) or (iii) by the Company pursuant to Section 7.04(b), then the Company shall (A) in the case of subparagraph (i), pay to Parent the Break Up Fee (as defined below) within two (2) Business Days after the event that triggers the obligation to pay the Break Up Fee, (B) in the case of subparagraph (ii), pay to Parent the Break Up Fee within two (2) Business Days following such termination of this Agreement and (C) in the case of subparagraph (iii), pay to Parent the Break Up Fee concurrently with such termination of this Agreement.  “Break Up Fee” means cash in immediately available funds in an amount equal to $9,000,000.

(c)           If this Agreement is terminated by Parent pursuant to Section 7.03(a) based on a breach of any covenant or agreement of the Company set forth in this Agreement (but for the avoidance of doubt, excluding any breach of representations or warranties), then the Company shall promptly, and in any event within two (2) Business Days following receipt of documentation therefor, pay to Parent all of the Expenses of Parent and Merger Sub.  If this Agreement is terminated by Parent pursuant to Section 7.03(a) based on a breach of any covenant or agreement of the Company set forth in this Agreement (but for the avoidance of doubt, excluding any breach of representations or warranties) and prior to such termination, an Acquisition Proposal (which, for purposes of this Section 8.01(c), shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 5.09(f), except that all references to “20% or more” shall be deemed references to “more than 50%”) shall have been made (other than by Parent, Merger Sub or their respective affiliates) directly to the holders of Common Shares or shall otherwise have been publicly known and such Acquisition Proposal had not been withdrawn at the time of such termination, and at any time within twelve (12) months after such termination, either the Company has entered into a definitive Contract relating to any Acquisition Proposal or a transaction contemplated by any Acquisition Proposal has been consummated, then the Company shall pay to Parent the Break Up Fee within two (2) Business Days after the event that triggers the obligation to pay the Break Up Fee, provided that the Expenses payable by the Company to Parent pursuant to this Section 8.01(c) shall be credited against such Break Up Fee payable by the Company to Parent.  If this Agreement is terminated by the Company pursuant to Section 7.04(a) based on a breach of any covenant or agreement of Parent or Merger Sub set forth in this Agreement (but for the avoidance of doubt, excluding any breach of representations or warranties), then Parent shall promptly, and in any event within two (2) Business Days following receipt of documentation therefor, pay to the Company all of the Expenses of the Company.

(d)           If this Agreement is terminated by Parent as a result of a Warning Letter Event pursuant to Section 7.03(c)(i), then Parent shall concurrently with and as a condition to such termination, pay to the Company the Reverse Break Up Fee and, in such case, the Company hereby expressly waives the right to contest Parent’s opinion that the quality issues referenced in the applicable warning letter, or similar written notice, or correspondence from the FDA or any other Governmental Authority regulating medical devices that the Company receives would reasonably be expected to materially impair, or lead to actions that materially impair, the business of the Company.  “Reverse Break Up Fee” means cash in immediately available funds in an amount equal to $9,000,000.

(e)           The parties agree that the agreements contained in this Section 8.01 are an integral part of the Transactions and constitute liquidated damages and not a penalty.  Notwithstanding any other provision in this Agreement to the contrary, (i) if Parent receives the Break Up Fee (and subject to Parent’s and Merger Sub’s rights to specifically enforce this Agreement as set forth in Section 8.11 if Parent challenges the right of the Company to terminate the Agreement) the parties hereto agree that the payment contemplated by Section 8.01(b) and Section 8.01(c)  represents the exclusive remedy of Parent and Merger Sub in the circumstances described therein and that, except for the payment expressly set forth in the circumstances described therein, none of the Company or any of its respective affiliates shall have any liability or obligation of any kind whatsoever arising out of such termination of this Agreement, any breach by the Company giving rise to such termination, or the failure of the Transactions to be consummated as a result of such termination, whether arising in contract, tort, equity or otherwise and (ii) if the Company receives the Reverse Break Up Fee, the parties hereto agree that the Reverse Break Up Fee represents the exclusive remedy of the Company for a valid termination by Parent pursuant to Section 7.03(c)(i) and that, except for the payment of the Reverse Break Up Fee, none of Parent or any of its respective affiliates shall have any liability or obligation of any kind whatsoever arising out of such termination of this Agreement, any breach by Parent giving rise to such termination, or the failure of the Transactions to be consummated as a result of such termination, whether arising in contract, equity, tort or otherwise.

(f)           All amounts payable by a party under this Section 8.01 shall be paid in cash and in immediately available funds to such account as the other party may designate in writing.  In the event that (A) the Company shall fail to pay the Break Up Fee or Parent’s and Merger Sub’s Expenses required pursuant to this Section 8.01 when due or (B) Parent shall fail to pay the Company’s Expenses required pursuant to this Section 8.01 when due, then, in each case, such Break Up Fee or Expenses, as the case may be, shall accrue interest for the period commencing on the date such Break Up Fee or Expenses, as the case may be, became past due, at the prime rate, as published in the next edition of The Wall Street Journal, Eastern Edition, to be published after such delivery, as the “prime rate” at large U.S. money center banks (which rate shall be adjusted on the effective date of each change in such rate).  If the Company shall fail to pay the Break Up Fee or Expenses, as the case may be, when due, the Company shall also pay to the Parent all of the Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such Break Up Fee or Expenses, as the case may be.  If the Parent shall fail to pay the Expenses when due, Parent shall also pay to the Company all of the Company’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such Expenses.

8.02        No Survival.  The representations, warranties and agreements made in this Agreement and in any certificate delivered pursuant hereto shall not survive beyond the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7 hereof.  Notwithstanding the foregoing, the agreements set forth in Article 1, Article 2, Article 8 and Section 5.06 shall survive the Effective Time and the agreements set forth in Article 8 and those sections set forth in Section 7.05 shall survive termination.

8.03         Modification or Amendment.  This Agreement may be amended by the parties hereto at any time before or after Stockholder Approval; provided, however, that after Stockholder Approval there shall not be made any amendment that by Law requires the further approval by such stockholders without such further approval by such stockholders; and provided, further, that the provisions of Section 5.06 may not be amended or modified after the Closing without the prior written agreement of each of the Indemnified Parties.  Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties.

8.04         Entire Agreement; Assignment.  This Agreement (including the Company Disclosure Schedules and the instruments referred to herein that are executed pursuant to the terms of this Agreement) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that each of Parent and Merger Sub may assign its rights, interests and obligations to any of their respective controlled affiliates or direct or indirect wholly-owned subsidiaries without the consent of the Company, so long as they remain primarily obligated with respect to any such assigned obligation).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.05        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.06        Notices.  Except with respect to delivery of notices contemplated by Section 5.01, all notices, requests, Claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) one Business Day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (ii) immediately upon written or electronic confirmation of delivery via facsimile or email, to the respective parties as follows:

If to Parent or Merger Sub:

C. R. Bard, Inc.
730 Central Avenue
Murray Hill, New Jersey 07974
Attention:  Office of General Counsel
Facsimile No.:  (908) 277-8025

with copies to:

Jim Beasley
C. R. Bard, Inc.
1415 West Third Street
Tempe, Arizona 85281
Email:  jim.beasley@crbard.com
Fax:  (480) 303-2725

Weil Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153
Attention:  Michael E. Lubowitz, Esq.
Facsimile No.:  (212) 310-8007
Email: michael.lubowitz@weil.com

If to the Company:

SenoRx, Inc.
3 Morgan
Irvine, California 92618
Attention:  John T. Buhler
Facsimile No.:  (949) 362-0300
Email: jbuhler@senorx.com

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention:	Robert T. Ishii
Martin J. Waters
Elton Satusky
Facsimile No.:  (650) 493-6811
Email:	rishii@wsgr.com
mwaters@wsgr.com
esatusky@wsgr.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

8.07        Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.08        Interpretation.  Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Schedules shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

8.09        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile or other electronic transmission.

8.10        Certain Definitions.  As used in this Agreement:

(a)           “affiliate,” as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(b)           “Antitrust Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(c)           “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the banks in the State of New York are authorized by Law to be closed.

(d)           “ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company is, or has within the past six (6) years been, deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

(e)           “Indebtedness” means, with respect to the Company, (i) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) obligations evidenced by notes, bonds, debentures, mortgages or other similar instruments or securities, (iii) obligations under leases (contingent or otherwise, as obligor, guarantor or otherwise) required to be accounted for as capitalized leases pursuant to GAAP, (iv) obligations for amounts drawn under acceptances, letters of credit, contingent reimbursement liabilities with respect to letters of credit or similar facilities, (v) any liability for the deferred purchase price of property or services, contingent or otherwise, as obligor or otherwise, (vi) any liability which is deemed a long term liability under GAAP, (vii) guarantees and similar commitments relating to any of the foregoing items, (viii) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing and (ix) all obligations of the kind referred to in clauses (i) through (viii) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by the Company, whether or not such entity has assumed or become liable for the payment of such obligation.

(f)           “Knowledge” of any Person that is not an individual shall mean, with respect to any matter in question, the actual knowledge, after due inquiry, of such Person’s officers and, in the case of officers who are managers, after due inquiry of their direct reports.

(g)           “Person” means any individual, corporation, business, business organization or division thereof, partnership, limited liability company, trust, joint venture or any other entity or group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(h)           “subsidiary” or “subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity or beneficial interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity.

(i)           “Title IV Plan” means any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code (including any “Multiemployer Plan” as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA).

(j)           “WARN” means the federal Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101 et seq. (1988) and any similar state or local “mass layoff” or “plant closing” laws.

8.11        Specific Performance.
(a)           Except as described in Section 8.11(b), the parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, the parties hereto agree that, except as described in Section 8.11(b), in addition to other remedies available to them, the parties shall be entitled to seek specific performance of the terms hereof.  In the event that any action shall be brought in equity to enforce the provisions of this Agreement no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           If this Agreement is validly terminated by Parent as a result of a Warning Letter Event pursuant to Section 7.03(c)(i), the parties hereto agree that the Company shall not be entitled to seek specific performance of this Agreement.

8.12        Extension; Waiver.  At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.03, waive compliance by the other party with any of the agreements or conditions contained in this Agreement; provided, however, in each case, any extension or waiver pursuant to this Section 8.12 shall not be deemed, or operate as, a continuing extension or waiver.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.13        Third Party Beneficiaries.  This Agreement does not confer upon any Person other than the parties hereto any rights or remedies, except for the provisions of Section 5.06.

8.14        Submission to Jurisdiction.  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over any action or proceeding arising out of or relating to this Agreement, in the federal courts of the United States located in the State of Delaware (“Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement.  Each of the parties hereto agrees that, subject to rights with respect to post trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in the Delaware Courts.  Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

SENORX, INC.

By:	/s/ John T. Buhler
Name: John T. Buhler
Title: President and Chief Executive Officer

C. R. BARD, INC.

By:	/s/ Todd C. Schermerhorn
Name: Todd C. Schermerhorn
Title: Senior Vice President and Chief Financial Officer

RAPTOR ACQUISITION CORP.

By:	/s/ Todd C. Schermerhorn
Name: Todd C. Schermerhorn
Title: Vice President

Signature Page to Agreement and Plan of Merger

Schedule I
Parties to the Support Agreement

De Novo (Q) Ventures I, L.P.
De Novo Ventures I, L.P.

John T. Buhler
Paul Lubock
Kevin J. Cousins
William F. Gearhart